Filed by Cosan Limited
Pursuant to Rule 425 of the U.S. Securities Act of 1933, as amended
Subject of the offer: Cosan S.A. Indústria e Comércio
Commission File Number: 333-147235

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 4, 2008)

COSAN LIMITED

Offer to Exchange

Common Shares

of

Cosan S.A. Indústria e Comércio

Recent Developments

We have attached to this prospectus supplement, and incorporated by reference into it, the interim financial information as of January 31, 2008 and for the nine-months ended January 31, 2008 and 2007 for Cosan Limited as previously disclosed.

The registration statement on Form F-4, which has been filed with the U.S. Securities and Exchange Commission (“SEC”) to register Cosan Limited (the “Company”) shares to be issued in the proposed exchange offer (the “Transaction”), and the related prospectus contain important information about the Company, Cosan S.A. Indústria e Comércio (“Cosan”), the Transaction and related matters.  The Company has also filed, and intends to continue to file, additional relevant materials with the SEC.  Investors will be able to obtain copies of the offering document and other documents from the SEC’s Public Reference Room at 100 F Street N.E., Washington D.C., 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.  The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC.  The Company has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br.  YOU ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Quarterly Financial Letter
3rd Quarter of Fiscal Year 2008 – November, December and January

As expected, negative bottom line temporarily amplified by marking to market adjustment

•
This section provides a summary of the quarterly performance of Cosan Ltd. (NYSE: CZZ), the parent company of the Cosan Group. The financial information in this section is expressed in U.S. dollars, in accordance with U.S. GAAP. For comparison purposes, the data for the period prior to the constitution of Cosan Ltd were prepared on a pro-forma basis based on Cosan S.A., as if Cosan Ltd. had existed before the date of its constitution. More information on the financial statements of Cosan Ltd. is provided at the end of the section.

•
In 3Q’08, the situation in the world sugar market remained intact, with excess supply and the continuation of depressed prices, although with concrete signs emerging of a recovery in prices. At the same time, Cosan continued to follow its previously announced approach, favoring a temporary deceleration in sugar sales. Consequently, the 625.4 thousand tonnes of sugar shipped in the 3Q’08 were 31.7% lower year on year, while the average sugar sale price in the quarter was US¢11.54/lb, 15.2% below the average price in the 3Q’07.

•
In the ethanol operations, in contrast to the situation in sugar, Cosan accelerated its exports with the aim of better balancing supply in the domestic market. As a result, sales totaled 123.0 million gallons, up 17.9% on the total sales volume in 3Q’07, while the average sales price of US$1.64/gallon was 22.1% higher than in 3Q’07. However, bear in mind that part of this price increase merely represents the foreign-exchange effects on domestic sales, converted into dollars in the quarter at the average exchange rate of R$1.7745/US$, 17.4% lower than the average of R$2.1484/US$ in the 3Q’07, given the continued depreciation in the dollar.

ri@cosan.com.br www.cosan.com.br
Summary of Financial and Operating Information
3Q'07	3Q'08	(In millions of U.S. dollars)		YTD'07	YTD'08
104.3	123.0	Ethanol Sold (millions of gallons)		270.4	265.0
915.7	625.4	Sugar Sold (thousand tonnes)		2,624.2	2,273.2
463.2	376.7	Net sales		1,350.9	1,005.9
124.4	33.2	●	Gross profit	418.4	78.8
26.9%	8.8%		Gross Margin	31.0%	7.8%
62.5	(38.6)	●	Operating income (loss)	247.2	(129.6)
13.5%	-10.2%		Operating margin	18.3%	-12.9%
76.9	11.8	●	EBITDA	363.2	79.3
16.6%	3.1%		EBITDA Margin	26.9%	7.9%
33.1	(114.8)	●	Income (loss) before minority interest	225.7	(88.8)
16.7	(59.7)	●	Net income (loss)	114.1	(40.7)
3.6%	-15.8%		Profit (loss) Margin	8.4%	-4.0%
62.5	157.3	Capex		113.7	342.1
682.3	(123.2)	●	Net Debt	682.3	(123.2)
810.4	2,509.0	●	Shareholders' & Minorities Equity	810.4	2,509.0
Definitions:
FY’08 -    fiscal year begun May 1,
2007 and ending April
30, 2008

FY’07 -    fiscal year begun May 1,
2006 and ended April 30,
2007

3Q’08 -   quarter ended January
31, 2008

3Q’07 -   quarter ended January
31, 2007

YTD’08 -period begun on the same date as the FY’08 and ended at the close of the 3Q’08

YTD’07 -period begun on the same date as the FY’07 and ended at the close of the 3Q’07
•
Thus, the net operating revenue of US$376.7 million in the 3Q’08 was 18.7% lower year on year. Moreover, the lower volumes led to lower costs and the lower prices were partially passed through to unit costs via the Consecana mechanism. However, the extended harvest period, which because of the heavy rains that lasted through December, resulted in low yields and low productivity. These effects, together with the foreign-exchange impact on costs denominated in Brazilian real, resulted in a slight increase in costs and consequently in gross margin compression from 26.9% in the 3Q’07 to 8.8% in the 3Q’08.

March, 2008 Cosan | Renewable Energy for a Better World

•
Selling expenses and general and administrative expenses in 3Q’08 posted year-on-year increases of 17.3% and 13.8%, respectively, reflecting the foreign-exchange effect of 17.4%. However, in their source currency, these expenses followed the same pattern as a year ago, with slight variations from efficiency gains on the one hand, and higher wages on the other. Driven by these factors, in the 3Q'08 Cosan posted EBITDA of US$11.8 million with margin of 3.1%, contracting from the US$76.9 million recorded in the 3Q’07.

•
The net financial expenses of US$131.8 million in the 3Q’08, significantly higher than the expense of US$13.4 million in the 3Q’07, was heavily influenced by the sharp increase in sugar prices in the futures market at the end of the quarter. As a result, given the positions in sugar derivatives of 2,175.1 thousand tonnes at an average price of US¢11.38, Cosan ended up registering non-cash expenses of US$107.5 million related to the marking to market of this portfolio and operations with foreign-exchange derivatives. Thus, given the depressed EBITDA and the inflated financial expenses due to the marking to market of the portfolio, the bottom line was a net loss of US$59.7 million, which compares with net income of US$16.7 million in the 3Q’07. The loss in the third quarter reversed the cumulative income in the first two quarters of the fiscal year, leading to a year-to-date net loss in fiscal year 2008 of US$40.7 million, which was fully in line with expectations and signaled to the market at the time of the IPO issue by Cosan Ltd. (see page 58 of the offering memorandum, “Outlook for Fiscal Year 2008”), when the company was anticipating a net loss in FY'08.

•
The strong pace of investments at the group continued, with the first two cogeneration plants advancing, with the operational tests expected in the upcoming fiscal year. Similarly, the expansion of the Gasa unit, which crushed 1.2 million tonnes of sugarcane, is practically concluded, and already in the next harvest is expected to crush 2.85 million tonnes. In the greenfield project in Goiás state, a further US$28.0 million were disbursed to plant sugarcane and for industrial equipment. Also in the 3Q’08, a total of 21 mechanical harvesters were acquired as part of the mechanization program. The combination of these investments represented total disbursement of US$157.3 million in the quarter.

•
Regarding its financial situation, Cosan ended the 3Q’08 with a comfortable negative net debt position of US$123.2 million, benefited by the massive adherence of minority shareholders to the capital increase carried out by Cosan S.A. in the period.

The major asset of Cosan Ltd. on its constitution was its equity interest in Cosan S.A. Its operating results are therefore substantially based on those of its subsidiary, Cosan S.A.
Cosan Ltd. uses the US$ as its reporting currency and the R$ as its functional currency.
The financial statements of Cosan Ltd. are drawn up primarily in US GAAP, while those of its subsidiary Cosan S.A. are drawn up primarily in BR GAAP. The main differences between the accounting practices of US GAAP and BR GAAP that affect the results of Cosan Ltd. are:
•  evaluation of acquired companies at their fair market value instead of their book value, increasing the value of fixed assets and, consequently, depreciation expenses;
•  the non-existence of asset revaluation and, consequently, depreciation of the revalued portion;
•  the non-existence of amortization of goodwill;
•  capitalization of interest on financings for fixed assets under construction;
•  mark-to-market of hedge instruments recorded directly in the result;
•  the booking of remuneration from the executives’ stock option plan under general and administrative expenses;
•  the non-existence of deferred expenses and;
•  the booking of goods acquired through leasing under assets.

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Quarterly Financial Letter
3rd Quarter of Fiscal Year 2008 – November, December and January

Paulo Diniz, CFO & IRO	No surprises: negative result, in line with expectations
Luiz Felipe Jansen de Mello, Investor Relations Alexandre Sirihal, Financial Planning	•
Cosan S.A. (BOVESPA: CSAN3) ended up experiencing a break in the 3Q’08: despite the recent healthy change in price levels in the industry, the quarter ended up reflecting the weak market conditions in place prior to the quarter, marked by excess sugar supply and low sugar prices. Consequently, Cosan sold only 629.0 thousand tonnes of sugar, 31.3% less than in 3Q’07, and at an average price of R$441/tonne, 31.4% lower than the average price in the 3Q’07. As a result, the company built substantial sugar stocks of 865.3 thousand tonnes at the end of the quarter, 38.8% higher than the ending stocks in 3Q’07.

Guilherme A. Prado, Treasury Mauricio Sartorelli, Controller	•
In the ethanol operations the situation was the opposite, with Cosan taking advantage of the external market as an outlet to boost ethanol sales while also regulating supply and supporting prices in the domestic market. As a result, sales in the quarter totaled 482.4 million liters, 22.2% more than in 3Q’07, at an average price of R$738/m3, 11.4% lower year on year, though relatively higher than the sugar price. Reflecting the strategy adopted of slower sales in the first two quarters of the year, Cosan ended the quarter with stocks of 507.7 million liters, 69.1% higher than ending stocks in the 3Q’07.

•
As a result, net operating revenue in the quarter was R$674.0 million, 30.6% higher than in 3Q’07. However, most of this reduction in revenue was minimized by the market risk management actions adopted by Cosan that enabled it minimize the adverse operating results through operations to hedge prices and the exchange rate. As a result, Cosan generated revenue of R$93.2 million in derivative operations in the 3Q’08, 2.6 times more than in the 3Q’07.

ri@cosan.com.br www.cosan.com.br

3Q'07	3Q'08	Financial Highlights (R$MM)	YTD'07	YTD'08
970.8	674.0	Net Operating Revenue	2,923.0	1,893.2
290.6	79.6	Gross Profit	953.7	199.6
29.9%	11.8%	Gross Margin	32.6%	10.5%
197.9	1.3	EBITDA	799.6	126.7
20.4%	0.2%	EBITDA Margin	27.4%	6.7%
233.2	94.4	EBITDAH (Adjusted by Hedge)	717.3	370.5
23.2%	12.3%	EBITDAH Margin	25.2%	17.3%
63.4	(71.4)	Net Profit (Loss)	192.5	(42.5)
6.5%	-10.6%	Net Margin	6.6%	-2.2%

Definitions:

FY’08 -    fiscal year begun May 1, 2007 and ending April 30, 2008

FY’07 -    fiscal year begun May 1, 2006 and ended April 30, 2007

3Q’08 -   quarter ended January 31, 2008

3Q’07 -   quarter ended January 31, 2007

YTD’08 -period begun on the same date as the FY’08 and ended at the close of the 3Q’08

YTD’07 -period begun on the same date as the FY’07 and ended at the close of the 3Q’07
• •
Another negative impact was the extended duration of the 2007-08 harvest through December due to weather factors, which resulted in low crop yields and low productivity in production processes. Thus, the average cost of goods sold remained at high levels, resulting in near zero EBITDA in the quarter. As a result, the EBITDAH in the quarter of R$94.4 million basically reflected the hedge operations, with EBITDAH margin of 12.3%, but were 59.5% lower in relation to the 3Q’07.

Given the slight appreciation in the U.S. dollar in the quarter, the net financial result in the quarter was affected by the impacts of foreign-exchange losses on dollar-denominated debt, which compares with foreign-exchange gains in the 3Q'07. Accordingly, in the 3Q’08 Cosan reported a net loss of R$71.4 million, versus net income of R$63.4 million in the 3Q’07, and reversing the year-to-date gain in the first two quarters into a year-to-date loss of R$42.5 million. However, note that this negative result is fully aligned with the company’s plans, and was even expected, as stated in the IPO prospectus of Cosan Ltd in August last year and also in the company’s guidance.

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•
Lastly, despite the extremely adverse conditions in the capital markets, the quarter was marked by the successful capital increase of R$1,736.7 million at Cosan S.A., an operation that was structured to enable the proceeds from the IPO carried out by Cosan Ltd. to be used for Cosan’s expansion projects in Brazil. The capital increase enjoyed excellent participation by minority shareholders, which ended up contributing R$547.9 million to the total value raised. Another important mark was the acquisition of Benálcool in February, which reaffirmed Cosan’s commitment to growth through acquisitions exclusively at fair prices, with the acquisition made at a multiple of US$59 per tonne of crushing capacity.

A. Market Overview

•
According to ÚNICA, a total of 431.8 million tonnes of sugarcane were crushed in the Central-South region of Brazil in the 07/08 harvest, 15.8% more than in the 06/07 harvest. Sugar production increased slightly to 26.2 million tonnes, 1.5% higher than in the previous harvest. Meanwhile, ethanol output grew by 26.6% year on year, surpassing the mark of 20 billion liters. Ethanol output comprised 12.9 billion liters of hydrated ethanol, 44% more than the 8.9 billion liters produced in 06/07, while anhydrous ethanol production remained practically flat at 7.3 billion tonnes. The production mix favored ethanol, which consumed 56% of sugarcane volumes, while sugar accounted for 44%.

•
This bias towards ethanol production is also expected in the 08/09 harvest. Preliminary estimates point to an increase in sugarcane production in the next harvest in the Central-South region of approximately 50 million tonnes, bringing total sugarcane crushed to 487 million tonnes. Of this total, roughly 30 million tonnes should come from the startup of 32 new units, with 14 of these units located in the state of São Paulo, 10 in Goiás state, and the remaining units in the states of Minas Gerais and Mato Grosso do Sul. The majority of this additional crushing capacity will be allocated to ethanol production, expanding the ethanol mix to approximately 60%. However, due to the high sugar prices in the past month, there is some uncertainty concerning a potential increase in sugar production that could lead to downward revisions in these forecasts calling for an increase in the ethanol mix.

•
Reports from international markets in the quarter reinforce somewhat the supply and demand fundamentals in the market, in particular the reports out of India. Forecasts for India’s 07/08 harvest suggest output will be slightly lower than previously projected, due to two factors: I) delays at the start of the harvest due to disputes over sugarcane prices between mills, state governments and producers; and ii) a decline in sugarcane output from producers due to lack of investment. However, given the high level of stocks, this drop in production will not impact exports, which could exceed 3 million tonnes. Two other important factors were caused by two large sugar importers: Russia and China. In Russia, high wheat prices promoted the migration of other crops, which should lead to contraction in the sugar beet area planted in 2008, while in China, the impact of the blizzard at the start of the year will certainly impact the 08/09 harvest, although the full extent has not yet been fully measured.

•
In the futures market, the past few weeks were marked by high volatility in sugar prices, with steep increases accompanied by sharp falls. To quantify this trend and provide a better idea of the intensity, at the start of the 3Q’08, raw sugar was quoted at US¢9.91/lb in international markets. However, in less than two months, this price has risen to US¢14.27/lb, an increase of 40%!

•	This movement in sugar prices suggests a weakening in the dependence of sugar futures prices on supply-demand fundamentals, which remain weak,

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accompanied by the growing influence of exogenous factors, such as the behavior of funds operating in the commodity market. During the 3Q’08, however, this price rally had not yet intensified. The average price of raw sugar on the international market in the quarter was US¢10.63/lb, or 6.4% below the average price in the 3Q’07. However, in relation to the previous quarter there was some recovery, with the average price 9.9% higher than the US¢9.67/lb in 2Q’08.

Raw Sugar Prices - Last 24 Months (NY11)

•
In the 3Q’08, major hedge funds as well as small funds and speculators significantly increased their net long positions, which in November stood at 136,000 lots, compared with approximately 228,000 lots at end January, or 22% of all open contracts. The net long position currently stands at 264,000 lots, or 26% of all open contracts. This sharp increase in funds’ long position corroborates the view outlined above.

•
Historically, investors' interest in commodities basically has been due to their negative correlation to stocks and the effects of growth in emerging-market countries on commodity prices. However, recently, the main driver of investment in commodities has been their growing use as a hedge against inflation.

Funds Position (volume%) vs. Price NY11 (cents/pound)

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•
The average price of refined sugar on international markets was US$306.93/tonne in the 3Q’08, down 13% in relation to the US$352.98/tonne in the same period a year earlier. In relation to the 2Q’08, the average price observed was 10% higher. The white premium registered solid improvement, quoted at the end of the 2Q’08 at US$77 per tonne, an increase of 30% quarter on quarter. The improvement in the white premium was due to reports from the European Union on the continued reform of its sugar regimes.

•
An important factor impacting Brazil’s sugar exports was high freight costs. Freights from Brazil’s Central-South region to Black Sea and Persian Gulf refineries reached the record level of US$80/tonne, almost three times higher than the level only two years ago. This sharp increase in freight prices was due to two main factors: i) the improvement in the competitive position of Middle East exporters in relation to Brazilian exporters, and ii) the high freight costs led to lower demand from importers, which opted to not rebuild stocks.

Refined Sugar Prices - Last 24 Months (LIFFE nº 5)

•
The average price of crystal sugar (ESALQ price) in the domestic market in 3Q’08 was R$23.90 per 50-kg sack (or R$478.07/tonne), a decline of 35% in relation to the R$36.67 per 50-kg sack (or R$733.47/tonne) in the 3Q’07. In relation to the 2Q’08, crystal sugar was 3.3% less expensive. Bear in mind that sugar prices in the domestic market that are not directly influenced by the action of speculators fund remained stable in the period.

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Crystal Sugar Prices - Last 24 Months (ESALQ 50 kg bags)

•
In the domestic ethanol market, the average price of hydrated ethanol (ESALQ) in the 3Q’08 was R$0.724 /liter, down 8.8% in relation to the R$0.794/liter in the 3Q’07. The average price of anhydrous ethanol was R$0.815/liter in the quarter, 5.3% less than the R$0.861/liter in the 3Q’07. Against the 2Q’08, hydrated and anhydrous ethanol prices were 24.6% and 23.1% higher, respectively. Although these increases appear significant, ethanol prices are lower than in the inter-harvest periods of previous years, when prices typically surpassed R$1/liter.

•
Even though international oil prices do not have an immediate impact on Brazilian gasoline prices, in the United States this effect has already been felt by consumers. The hike in gasoline prices in that country, which are already near US$3/gal, is positive for the U.S. ethanol industry, which has seen its margins compressed by high corn prices. Another positive driver for the U.S. ethanol industry is the new energy law taking effect, which will boost demand for ethanol in 2008 to 9 billion gallons.

•
The higher prices of corn and especially wheat have compressed the margins of European ethanol producers, and, given the relatively low price of Brazilian ethanol, this has fueled Brazil’s ethanol exports. In 2007, Brazil’s exports to Europe totaled 1 billion liters, up 80% in relation to 2006, when some 550 million liters were shipped. Note that currently only four European countries – Germany, France, United Kingdom and Holland – have mandated the addition of biofuel to their fuel blends.

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nol Prices - Last 24 Months (ESALQ)
Ethanol Prices - Last 24 Months (ESALQ)

•
According to Brazil’s National Petroleum Agency (ANP), domestic retail gasoline prices averaged R$2.461/liter in the quarter, while hydrated ethanol prices averaged R$1.521/liter, for parity of 61.8%. Based on a survey conducted on January 30 in only three Brazilian states (Amana, Pará and Rorem), the parity of ethanol prices to gasoline prices was above 75%. In São Paulo, the country’s largest consumption center, this parity stood at 53.6%.

•
According to the ANP, hydrated ethanol consumption in Brazil in 2007 was almost 50% higher than in 2006, which compares with growth in the fuel market as a whole of 7.57% in the same period, and for the first time since the extinction of the pro-ethanol program known as Proálcool, Brazil’s ethanol consumption is almost equal to its gasoline consumption. In January (last available data), 948 million liters of hydrated ethanol and 504 million liters of anhydrous ethanol were sold, for a total of 1.45 billion liters. Gasoline sales in the same month totaled 1.51 billion liters, for a difference of only 60 million liters.

Flex-fuel Vehicles Sales Evolution

•
Solid economic growth and the higher availability of credit have continued to drive new car sales. In 3Q’08, sales of flex-fuel vehicles stood at 577,000 units, accounting for 87% of new car sales. There are now approximately 5 million flex-

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fuel vehicles on Brazilian roads, representing approximately 20% of all light passenger vehicles in the country.

Exchange Rate Evolution - Last 24 Months (R$/US$)

•
At the close of the 3Q’08, the local exchange rate stood at R$1.7603/US$, for local currency depreciation against the U.S. dollar of 0.9% in relation to the end of 2Q’08. However, since the close of the quarter, the dollar has depreciated against major currencies, particularly against the real, with the local exchange rate reaching its lowest level in nine years, at below R$1.70/US$.

B. Operating Performance

•
In line with the company’s guidance, market prices were lower than in FY2007, leading to net operating revenue of R$674.0 million in the 3Q’08, down 30.6% in relation to the 3Q’07. Part of this revenue contraction ended up translating into lower prices paid for sugarcane acquired from suppliers, in turn leading to a decline of 12.6% in cost of goods sold in the 3Q’08 (R$594.4 million.) The combination of these two effects resulted in EBITDA close to breakeven. However, adjusting for the gains in derivative operations contracted to hedge sugar sale prices and the exchange rate used to convert exports into Brazilian real resulted in EBITDAH of R$94.4 million with margin of 12.3%, although 59.5% lower than the EBITDAH of R$233.2 million in the 3Q’07. The amortization of goodwill of R$48.2 million in the quarter, as well as the net financial expense with foreign exchange variation on USD-denominated debt reversed the gain to an EBITDAH loss in the quarter of R$71.4 million, which compares with a net gain of R$63.4 million in the 3Q’07.

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3Q'07	3Q'08	Income Statement (R$MM)	YTD'07	YTD'08
970.8	674.0	Net Operating Revenue	2,923.0	1,893.2
(680.2)	(594.4)	Cost of Goods Sold	(1,969.3)	(1,693.5)
(30.6)	(47.8)	with Depreciation & Amortization	(160.5)	(312.2)
290.6	79.6	Gross Profit	953.7	199.6
29.9%	11.8%	Gross Margin	32.6%	10.5%
(71.2)	(73.4)	Selling Expenses	(206.9)	(226.5)
(52.8)	(49.9)	General & Adm. Expenses	(148.4)	(152.5)
0.7	(2.7)	Other Operating Expenses	40.7	(6.2)
197.9	1.3	EBITDA	799.6	126.7
20.4%	0.2%	EBITDA Margin	27.4%	6.7%
233.2	94.4	EBITDAH (Adjusted by Hedge)	717.3	370.5
23.2%	12.3%	EBITDAH Margin	25.2%	17.3%
(17.6)	(11.9)	Net Financial Expenses	(175.6)	283.3
0.1	0.1	Equity Income	0.5	0.2
(55.9)	(48.2)	Goodwill Amortization	(167.8)	(160.8)
0.1	1.1	Other Non-Operat.Result/Extraordinary	1.6	6.3
94.0	(105.5)	Profit Before Income Tax	297.8	(56.5)
(30.0)	33.5	Income Tax	(101.3)	12.1
(0.6)	0.6	Minority Interests	(3.9)	1.9
63.4	(71.4)	Net Profit (Loss)	192.5	(42.5)
6.5%	-10.6%	Net Margin	6.6%	-2.2%

Lower VHP sugar exports alter the typical revenue mix	•
The sharp reduction in VHP sugar sales in the quarter had two important effects on the revenue mix: i) the decline in the relative importance sugar, which accounted for only 41.2% of net revenue (60.6% in the 3Q’07), while ethanol, which posted accelerating sales growth, accounted for 52.8% of total sales (33.9% in the 3Q’07); and ii) likewise, the share of exports declined from 59.1% of overall sales revenue in the 3Q’07 to 45.4% in the 3Q’08. Of course, the low volumes ended up further penalizing the ability to dilute fixed costs in the company’s results.

3Q'07	3Q'08	Sales Composition (R$MM)	YTD'07	YTD'08
970.8	674.0	Net Operating Revenue	2,923.0	1,893.2
588.3	277.4	Sugar Revenue	1,834.9	1,019.0
81.1	60.9	Local	270.5	183.9
507.2	216.6	Export	1,564.4	835.1
329.0	356.2	Ethanol Revenue	916.4	718.9
265.1	270.0	Local	651.5	538.4
64.0	86.2	Export	264.8	180.5
53.4	40.3	Other Revenue	171.7	155.3
51.3	37.3	Local	164.9	143.7
2.2	3.1	Export	6.9	11.6

•
The reduction in VHP sugar export volumes led sugar sales volume to contract by 31.3% to 629.0 thousand tonnes, from 915.7 thousand tonnes in the 3Q’07. On the other hand, ending sugar stocks totaled 865.3 thousand tonnes, 38.8% higher than at the close of 3Q’07.

3Q'07	3Q'08	Sugar Business	YTD'07	YTD'08
		Volume Sold (thousand tons)
915.7	629.0	Total Local & Export	2,624.2	2,295.1
115.0	126.4	Local	341.9	360.9
800.7	502.7	Export	2,282.3	1,934.2
		Average Unit Price (R$/ton)
643	441	Total Local & Export	699	444
706	482	Local	791	510
633	431	Export	685	432

•
Average sugar prices once again posted significant declines of 31.8% in the domestic market and of 32.0% in the world market. In the world market, the decline in average prices was attenuated by the mix, which had a much higher

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weighting of refined sugar, due to the sharp drops in VHP sugar volumes. In the 3Q’08, refined sugar accounted for 22.8% of exports, versus only 14.3% of exports in the 3Q’07. Compared with NY11 prices, the average sugar price in the quarter was US¢11.26/lb, while the average NY11 price was US¢10.68/lb. Incorporating the hedge adjustments resulted in an average price of US¢12.56/lb.

•
In ethanol, in accordance with the strategy released in the 2Q’08, Cosan sold record ethanol volumes of 482.4 million liters in the 3Q’08, 22.2% more than in the 3Q’07. Nevertheless, given the high ethanol bias of this sugarcane harvest, ending stocks in the 3Q’08 were still 69.1% higher than at the end of 3Q’07, growing to 507.7 million liters. The high ethanol volumes were also boosted by exports, which rose to 115.5 million liters in the 3Q’08 (vs. 65.7 million liters in the 3Q’07).

3Q'07	3Q'08	Ethanol Business	YTD'07	YTD'08
		Volume Sold (million liters)
394.8	482.4	Total Local & Export	1,023.6	1,033.0
329.1	366.9	Local	782.5	783.8
65.7	115.5	Export	241.1	249.2
		Average Unit Price (R$/thousand liters)
833	738	Total Local & Export	895	696
805	736	Local	833	687
973	746	Export	1,099	724

Record ethanol volumes with better prices than at the start of the crop year	•
Although the average unit price of ethanol was lower than in the 3Q’07 (-8.6% in the domestic market and -23.3% for exports), it continued its upward trend, increasing by 16.4% in relation to the previous quarter (+20.3% higher in the domestic market and +3.6% in the world market).

•
The cost of goods and services sold totaled R$594.4 million, down 12.6% in relation to 3Q’07, with sugar costs 35.0% lower and ethanol costs 15.3% higher. The paths of costs of goods sold for each product reflect the volumes effectively sold, however unit costs registered important variations.

3Q'07	3Q'08	COGS per Product	YTD'07	YTD'08
(680.2)	(594.4)	Cost of Good Sold (R$MM)	(1,969.3)	(1,693.5)
(383.9)	(249.6)	Sugar	(1,135.3)	(913.1)
(265.3)	(306.0)	Ethanol	(690.1)	(660.8)
(31.0)	(38.8)	Other Products/Services	(144.0)	(119.6)
		Average Unit Cost (R$)
419	397	Unit COGS of Sugar (R$/ton)	433	398
672	634	Unit COGS of Ethanol (R$/thousand liters)	674	640
n.a.	n.a.	Unit COGS of Other Products/Services	n.a.	n.a.

Own sugarcane units costs at high levels	•
For sugarcane acquired from suppliers and leases, the average sugarcane price measured by Consecana declined by 30.9% to R$0.2423 per kilogram of TRS, which represents a reduction in the average cost of production from third-party sugarcane. On the other hand, the extended harvest that lasted through December, a month marked by heavy rainfall, as was the case of November, ended up incorporating into sugar and ethanol costs a significant part of the idle capacity in the fields and at the mills. Furthermore, the slight shortfall in own sugarcane production of approximately 800 thousand tonnes, of which 200 thousand tonnes was effectively shortfall and 600 thousand tonnes was cane not harvested. This shortfall led to higher unit costs in sugar and ethanol production, due to the lower dilution of planting costs inter-harvest maintenance expenses.

Also worth mention is the significant volume of sugar trading in the quarter, which is usually a low-margin operation. In fact, 40.7 thousand tons, or 6.5%, of the total sugar sales were through trading operations at an average cost R$427

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per ton. In the 3Q’07, 15.2 thousand tons, or 1.3%, were sold at average cost of R$646 per ton. As for ethanol, 24.1 million liters of the total sales of 482.4 million in the quarter, that is, 5% of the volume sold, were through trading operations at the average cost of R$682 per m³, against 39.4 million liters, or 9.9% of the total volume at average cost of R$880 per m³ in the 3Q’07.

Selling expenses reflect accounting reclassifications	•
Selling expenses stood at R$73.4 million in the 3Q’08, 3.1% higher than in the 3Q’07, and were adversely affected (as already announced in the previous quarter) by the accounting reclassification of port expenses related to own sugar, which previously was allocated to costs of other goods and services. Furthermore, an expense of R$2.0 million related to a provision for commercial discounts to large retail chains was booked in the quarter, which did not occur in the 3Q’07. Lastly, selling expenses were also boosted by the reallocation of personnel involved with in-house logistics, which in FY'07 were allocated to industrial production costs, but in FY'08 were allocated to selling expenses. In other words, the sales department now has strategic responsibility over finished product stocks (previously the responsibility of the industrial area), putting the company in more direct contact with market needs. As a result, unit selling expenses, measured per tonne of TRS (converting ethanol into sugar equivalent by the parameters determined by Consecana) increased by 13.6%, from R$45 to R$52 per tonne of sugar equivalent.

3Q'07	3Q'08	Selling Expenses	YTD'07	YTD'08
(71.2)	(73.4)	Selling Expenses (R$MM)	(206.9)	(226.5)
(43.1)	(30.2)	Sugar	(129.8)	(121.9)
(24.1)	(38.8)	Ethanol	(64.8)	(86.0)
(3.9)	(4.4)	Other Products/Services	(12.2)	(18.6)
		Avg. Unit Selling Cost (R$)
47	48	Unit Sale Cost of Sugar (R$/ton)	49	53
61	80	Unit Sale Cost of Ethanol (R$/thousand liters)	63	83
n.a.	n.a.	Unit Sale Cost of Other Products/Revenues	n.a.	n.a.

•
General and administrative expenses in the 3Q’08 were R$49.9 million, down 5.4% versus the 3Q’07 result, although higher than in the 2Q’08. In the comparison with the 3Q’07, the reduction was due to the conclusion of the consulting services involving the management of market risk and the preparation of financial statements under US GAAP. In the comparison with 2Q’08, the increase was primarily due to the onset of expenses with accounting audits as of October 2007 and consulting services related to the budget process for the next fiscal year. In unit terms, given the low sugar sales volumes, general and administrative expenses increased by 4.1% from R$34 to R$35 per tonne of sugar equivalent.

3Q'07	3Q'08	General & Administrative Expenses	YTD'07	YTD'08
(52.8)	(49.9)	G&A Expenses (R$MM)	(148.4)	(152.5)
(32.0)	(20.6)	Sugar	(93.2)	(82.1)
(17.9)	(26.4)	Ethanol	(46.5)	(57.9)
(2.9)	(3.0)	Other Products/Services	(8.7)	(12.5)
		Avg. Unit. G&A Cost (R$)
35	33	Unit G&A Cost of Sugar (R$/ton)	36	36
45	55	Unit G&A Cost of Ethanol (R$/thousand liters)	45	56
n.a.	n.a.	Unit G&A Cost of Other Products/Services	n.a.	n.a.

•
The other operating expenses of R$2.7 million in the quarter were caused primarily by the adjustment of provisions for contingencies, which compares with almost insignificant other operating expenses in the 3Q’07.

Financial results impacted by FX variations	•
The net financial expenses of R$11.9 million in the quarter were 32.7% lower than in the 3Q’07. While charges on gross debt increased chiefly as a result of the acceleration in inflation as measured by the IGP-M index, which generates higher costs with debt restructured under the Financial Assets Rehabilitation

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•	Program - PESA (although with no cash effect), the income from short-term investments were also higher, reflecting the greater average cash position in the period. The foreign exchange variation on, in particular, dollar-denominated debt follows the path of exchange-rate variation at end of period, and thus in the 3Q’08 represented a negative result. The residual value of the premium paid to repurchase 2009 bonds reflects the commissions paid to the bank acting as lead manager in the offer after its conclusion, which was effected over the course of the quarter. The interest on action for damages reflects the monetary restatement applicable on the assets constituted under the line credits from actions for damages. The result of other interest and monetary variations includes R$30.2 million from the reclassification of results booked unduly in the 2Q’08 (with a balancing item in the line results of derivative operations), and after this adjustment remained in line with the 3Q’07 result.

3Q'07	3Q'08	Financial Expenses, Net (R$MM)	YTD'07	YTD'08
(58.7)	(64.3)	Interest on Financial Debt	(185.8)	(185.3)
8.6	13.7	Financial Investments Income	53.0	57.8
(50.1)	(50.6)	Sub-total: Interest on Net Financial Debt	(132.8)	(127.6)
(7.1)	(38.4)	Other interest and monetary variation	(37.7)	(60.3)
12.4	(14.2)	Exchange Variation	(31.6)	260.3
35.3	93.2	Gains (losses) with Derivatives	(82.3)	243.8
(8.1)	(8.4)	CPMF Taxes, Banking Fees and Other	(25.1)	(21.0)
-	-	Discounts in Promissory Notes	25.6	-
-	-	Discounts in VAT - Law 12,399/06	65.4	-
-	-	Recalc. Provision Interest IAA	42.8	-
-	(1.2)	Premium Paid in Bond Tender Offer	-	(31.4)
-	7.8	Interest on Indemnity from Government	-	19.3
(17.6)	(11.9)	Net Financial Expenses	(175.6)	283.3

•
Derivative operations to hedge sale prices generated financial revenue of R$93.2 million in the quarter, comprised of R$54.7 from foreign-currency hedges and R$38.5 million from sugar and ethanol price hedges. At the close of the 3Q’08, Cosan had 2,152.6 thousand tonnes of VHP sugar based on the NY11 contract with an average price of US¢11.35/lb (with 472.5 thousand tonnes in this harvest at US¢10.73/lb), with an estimated negative market value of R$154.9 million, and 58.5 thousand tonnes of refined sugar based on the No. 5 Contract in London hedged at the average price of US$337.48 per tonne and with a negative market value estimated at R$2.4 million. The company has 6.8 million liters of ethanol based on the NYMEX gasoline contract at an average price of US$2.09 per gallon and with an estimated negative market value of R$1.2 million, and, lastly, US$450.0 million hedged at an average exchange rate of R$1.8847/US$ and with an estimated market value of R$22.4 million. Taking advantage of the high sugar prices recently, Cosan continued its program of fixing prices after the end of the quarter. By March 12, it had fixed the price of additional 1,836.0 thousand tonnes of VHP sugar referenced in the NY11 agreement at the average price of US¢14.43/lb.

•
Expenses with amortization of goodwill, with no cash effect, totaled R$48.2 million in the 3Q’08, adequately reflecting the amortization schedule, adjusted to the paralysis of the amortization of the goodwill paid in the acquisition of the interest in the Santa Luiza Group, given the plant’s restructuring by the controlling groups.

•
Revenue with income tax and social contribution tax was R$33.5 million, which primarily came from the creation of active tax credits related to tax losses and the negative base of accrued social contribution tax, which totaled R$92.0 million at the end of 3Q’08 and will be recovered over the coming fiscal years.

•	In view of the above results, the company posted a net loss of R$71.4 million, which exceeded the accrued net income in the first two quarters of the year, for

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net income year to date of R$42.5 million, which was fully aligned with the company’s planning. In the 3Q’07, Cosan posted a net loss of R$63.4 million.

C. Financial Situation

•
Gross debt stood at R$2,356.7 million at the close of the 3Q’08, down substantially from the R$3,129.4 million at the close of the 3Q’07, driven by foreign-exchange effects and the prepayment of US$164.2 million in the 2009 Senior Notes mentioned previously in the 2Q’08. Considering the cash and cash equivalents and financial assets, net debt totaled R$465.6 million in the 3Q’08, compared to R$1,490.7 million in the 3Q’07. In this comparison, the main difference is due to the solid cash position obtained from the capital increase approved at the Extraordinary Shareholders’ Meeting held on December 5, 2007. Excluding the debt that does not involve cash transactions, i.e., the debentures settled through the transfer of land and the PESA debt settled against National Treasury Notes (CTNs) held as assets, the net debt position was practically insignificant, at only R$71.3 million in the quarter, versus R$1,112.1 million in the 3Q’07.

Debt per Type (R$MM)	3Q'07%		3Q'08%		Var.
Senior Notes 2009	440.4	14.1	68.7	2.9	(371.6)
Senior Notes 2017	850.5	27.2	704.0	29.9	(146.6)
Perpetual Notes	975.1	31.2	807.7	34.3	(167.4)
PESA Securitization	497.4	15.9	539.1	22.9	41.7
Finame (BNDES)	9.7	0.3	11.3	0.5	1.7
Working Capital	32.5	1.0	40.6	1.7	8.1
IFC	139.0	4.4	100.3	4.3	(38.7)
Debentures	55.4	1.8	55.1	2.3	-
Advances from Customers	125.7	4.0	30.0	1.3	(95.7)
Promissory Notes	3.7	0.1	-	-	(3.7)
Related Parties	-	-	-	-	-
Gross Debt	3,129.4	100.0	2,356.7	100.0	(772.3)
Cash & Marketable Securities	1,280.5	40.9	1,448.2	61.4	167.7
Advances to Suppliers	184.0	5.9	243.1	10.3	59.1
CTN's - Brazilian Treasury Bills	119.2	3.8	144.9	6.1	25.7
Land related to the Debentures	55.1	1.8	55.1	2.3	-
Net Debt	1,490.7	47.6	465.6	19.8	(1,025.1)
Total Debt without PESA/Debentures	2,576.5	82.3	1,762.6	74.8	(813.9)
Net Debt without PESA/Debentures	1,112.1	35.5	71.3	3.0	(1,040.7)

•
Short-term debt remained at minimal levels, accounting for only 4.5% of total debt at the end of the 3Q’08. In terms of currency denomination, with the partial prepayment of the 2009 Senior Notes, the weighting of dollar-denominated debt declined from 79.2% to 72.0%, and continued to offer an attractive natural hedge for Cosan’s export revenue.

Debt Profile (R$MM)	3Q'07%		3Q'08%		Var.
Total Debt	3,129.4	100.0	2,356.7	100.0	(772.6)
Short-Term	163.1	5.2	104.9	4.5	(10.4)
Long-Term	2,966.2	94.8	2,251.8	95.5	(714.4)
Real - R$	650.5	20.8	660.9	28.0	(58.2)
Dollar - US$	2,478.9	79.2	1,695.8	72.0	(783.0)

D. Investment

•
Operating capex totaled R$270.8 million in the quarter, 143.4% higher than in the same period a year ago. The funds were mainly invested in the planting of sugarcane, in projects to expand capacity, and in cogeneration projects to produce electricity from sugarcane bagasse.

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3Q'07	3Q'08	Capex (R$MM)	YTD'07	YTD'08
0.0	0.4	New Investments, including Goodwill	3.7	4.6
0.0	0.2	Deferred Charges & Other	0.3	1.3
-	-	Incorporated PP&E and Land Acquisition	-	3.3
31.6	72.5	Sugar Cane Planting Costs	109.6	178.3
32.8	24.4	Co-generation Projects	73.0	100.4
-	37.4	Inter-harvest Maintenance Costs	-	41.0
46.8	136.4	Investments in P,P&E	135.8	254.9
111.3	271.4	Capex	322.4	583.8
111.2	270.8	Operating Capex	318.4	574.6

•
Investments in the planting of sugarcane totaled R$72.5 million, of which R$25.0 million was exclusively related to the cost of cuttings to replicate new fields in the greenfield projects in Goiás state. Other important drivers of this high investment was the conclusion of the works to prepare fields for the expansion of the Gasa plant, as well as works to renew the fields of other mills.

•
In the 3Q’08, Cosan invested R$24.4 million in electricity cogeneration plants at the Rafard, Costa Pinto and Bonfim units. Investment in cogeneration already total R$187.9 million. The works, which are advancing on schedule, should be concluded by the start of the next fiscal year, enabling electricity generation to start on an experimental basis already in FY'09.

Agricultural mechanization among key investments	•
Of the total investment of R$136.4 million in fixed assets in general, R$24.8 million already reflects the disbursements of advances related to the greenfield project in Goiás state. An important part of this investment is also to expand the Gasa plant. Lastly, another important investment was the R$14.8 million used to acquire 21 mechanized harvesters in the process to increase mechanization.

•
The inter-harvest maintenance activities began later than usual, due to the extended duration of the 2007-08 harvest, and consume R$37.4 million in the 3Q’08. In FY’07, these expenses were only registered as operating capex in 4Q07 when the accounting criteria were changed, in accordance with Brazilian accounting standards.

E. Material Facts

•
An important development in the period was the partnership formed last November with Promon Engenharia, a leading company specializing in the development, consulting, integration and implementation of infrastructure solutions for key sectors of Brazil’s economy. Through a contract for EPC-M services (management of engineering, procurement and construction), Promon will be responsible for managing the construction of the greenfield project in Goiás state, providing an additional level of guarantee to this important initiative by Cosan, which represents an increase in sugarcane crushing capacity of 10 to 12 million tonnes for the group, with a subsequent increase in ethanol production, as well as own cogeneration projects to generate electricity using sugarcane bagasse and leaves. Through this partnership, Cosan seeks to innovate production of ethanol and energy, by adding its knowledge of the production process to Promon’s engineering expertise. With this, Cosan expects to produce with greater efficiency and at lower costs, through the most modern plants in the world.

	•	Seeking to strengthen its commercial structure, on November 1, 2007, Cosan acquired, for the symbolic price of US$4,500.00, a 50% interest in the trading house Vertical UK LLP, with the remaining 50% interest held by its principal executives, who continue to manage the company. Vertical is a trading company specialized in renewable products, and operates primarily selling and distributing ethanol and biodiesel. The most important objective of this investment is to

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accelerate the group’s intenationalization process and develop new ethanol markets, and to achieve this goal Cosan now has the indirect support of a team of professionals who are highly qualified and specialized in this market.

•
On January 23, 2008, Cosan concluded yet another phase of its restructuring plant, through a capital increase of R$1,736,700,000.00 (one billion, seven hundred and thirty-six million and seven hundred reais) with the issue of 82,700,000 registered book-entry common shares with no par value at the issue price of R$21.00 (twenty-one reais) per share. The capital increase enjoyed excellent participation by minority shareholders, which exercised 64.1% of their subscription rights, representing R$547,944,684.00 Consequently, Cosan Limited subscribed to the remaining shares, and now holds an interest of 56.11% in Cosan S.A.

•
On February 14, 2008, Cosan announced the acquisition of 100% of the shares in Usina Benálcool. The acquisition was worth R$106.9 million, to be paid primarily through own funds. On January 31, 2008, Usina Benálcool had R$34.0 million in debt, and a balance of cash and cash equivalents of R$6.5 million. Usina Benálcool has installed sugarcane capacity of 1.3 million tonnes and is located in the region of Araçatuba, where the Cosan Group already has four other production units. The acquisition will strengthen the group's presence in the region, in line with its strategy of forming clusters.

F. Guidance for FY’08

•
This section presents guidance by range of variation for the same key parameters for the company, including non-relevant variations below 5%, medium variations of up to 15%, material variations of up to 30% and significant variations of over 30%. In addition, other statements within this letter may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 as well as amendments to same. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are subject to various risks, uncertainties and factors related to the market and operations of Cosan and its subsidiaries that may cause the actual results of the Company to be significantly different from any future results expressed or implied by such predictions. Although Cosan believes that the expectations and assumptions reflected in the forward-looking statements are fair, based on information currently available to its management, it cannot guarantee future results or events. Cosan also expressly disclaims any responsibility for updating any of the forward-looking statements.

Guidance	2006FY	2007FY	2008FY	Changes from previous guidance
FX Rate - EoP (R$:US$)	2.0892	2.0339	▼▼	-
Crushed Cane Volume (thousand tons)	27,891	36,154	▲	-
Sugar Volume Sold (thousand tons)	2,469	3,241	=	-
Ethanol Volume Sold (million liters)	1,016	1,322	▲	-
Avg. Sugar Price (R$/ton)	603	683	▼▼	-
Avg. Ethanol Price (R$/thousand liter)	844	897	▼▼	-
Revenues (R$MM)	2,478	3,605	▼▼	-
COGS (R$MM)	1,721	2,481	▼	-
EBITDA (R$MM)	518	928	▼▼▼	-
Net Profit/Loss (R$MM)	(65)	357	▼▼▼	-
Operating Capex (R$MM)	209	575	▲▲▲	-

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G. Financial Statements of Cosan S.A. – BR GAAP

Income Statement		Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In million of reais)		FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Gross Operating Revenue		2,048.3	2,702.4	3,902.9	818.0	1,014.7	1,084.3	1,048.5	755.4	636.4	678.3	747.5
(-)	Sales Taxes and Deductions	(147.9)	(224.5)	(297.8)	(70.6)	(70.6)	(76.2)	(77.7)	(73.3)	(44.7)	(50.8)	(73.5)
(=)	Net Operating Revenue	1,900.4	2,477.9	3,605.1	747.5	944.1	1,008.1	970.8	682.1	591.7	627.5	674.0
(-)	Cost of Goods Sold and Services Rendered	(1,338.5)	(1,721.3)	(2,481.1)	(507.3)	(576.0)	(713.1)	(680.2)	(511.8)	(548.0)	(551.1)	(594.4)
(=)	Gross Profit	561.8	756.6	1,123.9	240.2	368.2	294.9	290.6	170.3	43.7	76.4	79.6
	Margin	29.6%	30.5%	31.2%	32.1%	39.0%	29.3%	29.9%	25.0%	7.4%	12.2%	11.8%
(-)	Operating Income (Expenses):	(528.5)	(819.1)	(558.6)	(234.7)	(351.2)	(109.7)	(196.7)	98.9	(24.6)	(51.8)	(186.1)
(-)	Selling	(171.7)	(217.1)	(282.0)	(46.4)	(60.1)	(75.6)	(71.2)	(75.2)	(61.1)	(91.9)	(73.4)
(-)	General and Administrative	(121.9)	(150.0)	(246.2)	(44.9)	(46.3)	(49.4)	(52.8)	(97.7)	(57.0)	(45.5)	(49.9)
(-)	Financial Income (Expenses), Net	(102.0)	(245.2)	158.0	(85.4)	(185.7)	27.7	(17.6)	333.6	150.8	144.3	(11.9)
(±)	Earnings (Losses) on Equity Investments	-	0.6	(0.1)	0.1	0.3	0.1	0.1	(0.5)	0.1	0.0	0.1
(-)	Goodwill Amortization	(93.2)	(142.8)	(223.7)	(50.0)	(56.4)	(55.6)	(55.9)	(55.9)	(56.0)	(56.6)	(48.2)
(±)	Other Operating Income (Expenses), Net	(39.7)	(11.8)	35.3	(5.5)	(3.0)	43.1	0.7	(5.4)	(1.5)	(2.0)	(2.7)
(-)	Expenses with Placement of Shares	-	(52.8)	-	(2.6)	-	-	-	-	-	-	-
(=)	Operating Income (Loss)	33.3	(62.5)	565.3	5.5	17.0	185.3	93.9	269.1	19.1	24.6	(106.6)
	Margin	1.8%	-2.5%	15.7%	0.7%	1.8%	18.4%	9.7%	39.5%	3.2%	3.9%	-15.8%
(±)	Non-operating Result, Net	2.7	(1.0)	2.0	2.1	1.2	0.3	0.1	0.4	3.0	2.3	1.1
(=)	Income (Loss) before Taxes	36.0	(63.5)	567.3	7.6	18.2	185.6	94.0	269.5	22.1	26.9	(105.5)
(±)	Income and Social Contribution Taxes	(22.2)	5.8	(203.9)	(2.6)	(11.2)	(60.1)	(30.0)	(102.5)	(9.0)	(12.3)	33.5
(±)	Minority Interest	3.3	(6.9)	(6.2)	(5.8)	(1.6)	(1.8)	(0.6)	(2.3)	0.6	0.7	0.6
(=)	Net Income (Loss) for the Year	17.1	(64.6)	357.3	(0.9)	5.4	123.8	63.4	164.7	13.7	15.2	(71.4)
	Margin	0.9%	-2.6%	9.9%	-0.1%	0.6%	12.3%	6.5%	24.2%	2.3%	2.4%	-10.6%
l	EBITDA	340.9	517.7	928.0	168.5	329.1	272.6	197.9	128.4	49.5	75.9	1.3
	Margin	17.9%	20.9%	25.7%	22.5%	34.9%	27.0%	20.4%	18.8%	8.4%	12.1%	0.2%
l	EBITDAH (Ebitda adjusted by Hedge)	275.6	308.6	853.7	56.4	203.2	280.9	233.2	136.4	133.3	142.7	94.4
	Margin	15.0%	13.6%	24.2%	8.9%	24.8%	27.6%	23.2%	19.8%	19.7%	20.6%	12.3%
l	Depreciation & Amortization	112.3	139.9	297.0	25.0	70.3	59.5	30.6	136.5	125.4	139.0	47.8

Balance Sheet	Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In million of reais)	FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Cash and Cash Equivalents	35.2	61.0	643.8	61.0	176.2	56.7	976.8	643.8	579.0	135.1	115.7
Marketable Securities	3.9	770.5	573.3	770.5	633.6	345.7	303.7	573.3	237.4	6.5	1,332.5
Derivative Financial Instruments	0.9	288.6	37.6	288.6	72.8	15.2	8.5	37.6	94.0	3.6	67.3
Trade Accounts Receivable	119.1	212.6	112.3	212.6	232.2	277.4	212.1	112.3	140.4	107.3	105.4
Inventories	339.8	390.8	503.4	390.8	876.2	1,221.2	857.9	503.4	790.2	1,194.8	1,019.7
Advances to Suppliers	94.6	132.7	211.4	132.7	167.3	174.2	184.0	211.4	308.6	304.5	243.1
Related Parties	44.8	0.0	-	0.0	0.1	-	0.1	-	-	-	-
Deferred Income and Social Contribution Taxes	14.2	41.4	38.1	41.4	58.3	56.9	144.9	38.1	26.9	24.2	26.0
Other Assets	61.4	115.7	104.9	115.7	133.3	124.7	121.7	104.9	94.2	75.1	79.7
Current Assets	713.9	2,013.4	2,224.7	2,013.4	2,350.1	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1	2,989.4
Accounts Receivable from Federal Government	-	-	318.4	-	-	-	-	318.4	318.4	331.4	339.2
CTN's-Restricted Brazilian Treasury Bills	47.0	104.9	123.3	104.9	109.6	114.0	119.2	123.3	127.8	135.9	144.9
Deferred Income and Social Contribution Taxes	51.5	361.8	242.5	361.8	342.9	299.3	214.0	242.5	261.6	277.1	297.9
Other Assets	17.7	99.5	112.4	99.5	96.5	93.7	113.0	112.4	108.1	105.8	151.8
Investments	13.1	13.4	93.2	13.4	13.6	13.6	13.7	93.2	13.8	13.9	14.0
Property, Plant and Equipment	1,481.6	1,656.4	2,013.1	1,656.4	1,603.7	1,600.3	1,732.1	2,013.1	2,076.7	2,070.3	2,293.3
Goodwill	357.6	1,353.0	1,133.2	1,353.0	1,300.5	1,245.0	1,189.1	1,133.2	1,146.6	1,090.2	1,042.4
Deferred Charges	2.4	2.3	2.6	2.3	2.4	2.3	2.2	2.6	3.2	3.6	3.7
Permanent Assets	1,970.9	3,591.3	4,038.6	3,591.3	3,469.1	3,368.2	3,383.2	4,038.6	4,056.2	4,028.1	4,287.1
(=) Total Assets	2,684.8	5,604.8	6,263.4	5,604.8	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4
Loans and Financings	38.1	68.8	89.0	68.8	75.0	73.4	75.9	89.0	116.5	105.1	74.9
Derivatives Financial Instruments	3.2	65.4	35.5	65.4	32.5	20.5	2.5	35.5	48.0	31.2	20.5
Trade Accounts Payable	94.9	201.7	113.8	201.7	379.6	348.0	197.2	113.8	315.2	373.3	196.3
Salaries Payable	30.1	49.7	63.3	49.7	77.2	92.0	37.5	63.3	91.7	113.4	51.7
Taxes and Social Contributions Payable	88.1	111.1	126.2	111.1	134.8	107.3	114.8	126.2	131.5	101.0	93.3
Advances from Customers	188.1	79.2	49.4	79.2	55.1	98.4	83.2	49.4	41.0	28.7	30.0
Promissory Notes	14.6	55.8	1.3	55.8	41.0	37.8	3.7	1.3	1.3	-	-
Related Parties	1.4	0.1	0.7	0.1	0.1	0.7	-	0.7	-	-	-
Deferred Income and Social Contribution Taxes	4.9	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Other Liabilities	30.8	32.8	107.2	32.8	64.7	64.9	27.2	107.2	87.3	12.3	8.3
Current Liabilities	494.1	670.0	591.7	670.0	865.3	848.4	547.5	591.7	838.1	770.5	480.5
Loans and Financing	798.4	2,002.7	2,770.4	2,002.7	2,060.2	2,040.6	2,868.7	2,770.4	2,591.1	2,178.8	2,196.8
Taxes and Social Contributions Payable	217.4	446.9	338.5	446.9	435.2	355.8	346.2	338.5	336.5	345.0	340.1
Promissory Notes	48.1	12.7	-	12.7	3.6	-	-	-	-	-	-
Provision for Contingencies	245.9	907.4	728.0	907.4	886.5	705.4	717.4	728.0	741.0	757.5	775.3
Advances from Customers	80.8	86.9	49.5	86.9	89.6	87.1	42.5	49.5	15.6	14.5	-
Deferred Taxes on Revaluation Reserves	25.2	40.8	33.4	40.8	39.0	37.2	35.4	33.4	30.9	28.3	27.4
Other Liabilities	8.4	67.9	100.6	67.9	63.5	63.8	62.4	100.6	109.6	105.9	107.0
Noncurrent Liabilities	1,424.3	3,565.4	4,020.4	3,565.4	3,577.6	3,289.9	4,072.5	4,020.4	3,824.7	3,429.9	3,446.7
Minority Shareholders' Interest	3.5	14.0	20.2	14.0	15.6	17.4	17.9	20.2	19.6	18.9	18.2
Capital	301.0	1,185.8	1,192.7	1,185.8	1,185.8	1,185.8	1,192.7	1,192.7	1,192.7	1,192.7	2,935.3
Profits Reserve	-	-	227.3	-	-	-	-	227.3	227.3	227.3	16.0
Legal Reserve	7.1	-	16.0	-	-	-	-	16.0	16.0	16.0	227.3
Revaluation Reserves	326.6	195.9	195.0	195.9	195.6	195.4	195.2	195.0	194.7	194.5	194.4
Accumulated losses	128.2	(26.2)	-	(26.2)	(20.6)	103.4	167.0	-	13.9	29.4	(41.9)
Shareholders' Equity	762.9	1,355.4	1,631.0	1,355.4	1,360.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9	3,331.1
(=) Total Liabilities & Shareholders' Equity	2,684.8	5,604.8	6,263.4	5,604.8	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4

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March, 2008 Cosan | Renewable Energy for a Better World

Cash Flow Statement	Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In millions of reais)	FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Net Income (Loss) for the Year	17.1	(64.6)	357.3	(0.9)	5.4	123.8	63.4	164.7	13.7	15.2	(71.4)
Non-cash Adjustments:
Earnings (Losses) from Equity Investments	-	(0.6)	0.1	(0.1)	(0.3)	(0.1)	(0.1)	0.5	(0.1)	(0.0)	(0.1)
Depreciation & Amortization	112.3	139.9	297.0	25.0	70.3	59.5	30.6	136.5	125.4	139.0	47.8
Residual Value of Permanent Assets Disposals	10.6	6.7	8.4	3.1	2.0	1.6	1.0	3.8	2.6	4.2	0.1
Goodwill Amortization	93.2	142.8	223.7	50.0	56.4	55.6	55.9	55.9	56.0	56.6	48.2
Accrued Financial Expenses	22.3	48.7	(190.6)	(14.2)	91.2	(1.8)	65.0	(344.9)	(103.0)	(63.2)	87.5
Other Non-cash Items	6.4	(25.6)	119.7	(9.4)	6.9	3.1	(7.3)	117.0	(9.9)	(17.0)	(17.6)
(=) Adjusted Net Profit (Loss)	262.0	247.4	815.5	53.6	231.9	241.7	208.4	133.5	84.5	134.8	94.5
(±) Decrease (Increase) in Assets	(88.8)	(366.5)	165.0	(177.0)	(269.9)	(263.8)	356.6	342.1	(441.8)	(272.1)	31.9
(±) Increase (Decrease) in Liabilities	15.1	51.7	(237.2)	73.8	204.6	(232.7)	(264.3)	55.3	217.1	(34.6)	(184.5)
(=) Cash Flow from Operating Activities	188.3	(67.4)	743.3	(49.6)	166.6	(254.8)	300.7	530.8	(140.2)	(171.8)	(58.1)
Marketable Securities	40.8	(766.6)	197.2	(350.1)	136.9	287.9	42.0	(269.6)	338.7	230.9	(1,326.0)
Goodwill Paid in Equity Investment Acquisitions	(101.2)	(536.1)	(3.7)	(536.1)	(3.7)	-	-	-	(1.8)	(0.3)	(0.4)
Acquisition of Investments	(8.3)	-	(80.0)	61.0	-	-	(0.0)	(80.0)	(2.1)	-	(0.0)
Acquisition of Property, Plant and Equipment	(200.2)	(208.9)	(683.5)	(109.0)	(84.4)	(122.7)	(111.2)	(365.1)	(170.3)	(136.8)	(270.8)
Additions to Deferred Charges and Other	-	0.2	(0.6)	(0.1)	(0.2)	(0.0)	(0.0)	(0.4)	(0.1)	(0.4)	(0.2)
(=) Cash Flow from Investment Activities	(268.8)	(1,511.4)	(570.7)	(934.3)	48.5	165.2	(69.3)	(715.1)	164.3	93.4	(1,597.4)
Additions of Debt	1,304.3	1,878.8	854.7	1,162.7	3.2	46.3	852.1	(47.0)	6.3	0.1	213.0
Payments of Principal and Interest on Debt	(1,319.4)	(1,159.9)	(375.6)	(177.8)	(103.2)	(76.2)	(170.3)	(25.9)	(97.7)	(370.0)	(319.6)
Capital Increase	64.4	885.8	6.9	-	-	-	6.9	-	-	-	1,742.6
Proposed Dividends	(1.6)	-	(75.8)	-	-	-	-	(75.8)	-	-	-
Other	-	-	-	(2.1)	-	-	-	-	2.4	-	-
(=) Cash Flows from Financing Activities	47.7	1,604.6	410.2	982.8	(100.0)	(29.9)	688.7	(148.7)	(88.9)	(369.9)	1,636.0
(=) Total Cash Flow	(32.8)	25.8	582.8	(1.2)	115.2	(119.5)	920.1	(333.0)	(64.8)	(448.2)	(19.4)
(+) Cash & Equivalents, Beginning	68.0	35.2	61.0	62.2	61.0	176.2	56.7	976.8	643.8	579.0	130.7
(=) Cash & Equivalents, Closing	35.2	61.0	643.8	61.0	176.2	56.7	976.8	643.8	579.0	130.7	111.3

Credit Statistics (LTM)		Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In million of reais)		FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Net Operating Revenues		1,900.4	2,477.9	3,605.1	2,477.9	2,851.0	3,356.2	3,670.4	3,605.1	3,252.7	2,872.1	2,575.2
●	Gross Profit	561.8	756.6	1,123.9	756.6	972.9	1,112.1	1,193.9	1,123.9	799.5	580.9	369.9
●	EBITDA	340.9	517.7	928.0	517.7	737.5	903.0	968.1	928.0	648.5	451.8	255.1
●	EBIT	228.6	377.8	631.1	377.8	579.3	726.0	782.6	631.1	296.4	20.3	(193.6)
●	Net Financial Expenses	102.0	245.2	(158.0)	245.2	407.8	331.0	261.0	(158.0)	(494.5)	(611.1)	(616.9)
●	Net Profit	17.1	(64.6)	357.3	(64.6)	(53.0)	87.1	191.7	357.3	365.6	257.0	122.2
Liquid Funds		180.7	1,124.2	1,607.0	1,124.2	1,141.7	745.7	1,638.7	1,607.0	1,307.9	637.0	1,891.2
●	Cash & Marketable Securities	39.1	831.5	1,217.1	831.5	809.8	402.4	1,280.5	1,217.1	816.4	141.6	1,448.2
●	Advances to Suppliers	94.6	132.7	211.4	132.7	167.3	174.2	184.0	211.4	308.6	304.5	243.1
●	CTN's-Brazilian Treasury Bills	47.0	104.9	123.3	104.9	109.6	114.0	119.2	123.3	127.8	135.9	144.9
●	Land related to the Debentures	-	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1
Short-Term Debt		242.2	203.8	140.3	203.8	171.1	210.3	162.7	140.3	158.8	133.7	104.9
●	Loans and Financings	38.1	68.8	89.0	68.8	75.0	73.4	75.9	89.0	116.5	105.1	74.9
●	Advances from Customers	188.1	79.2	49.4	79.2	55.1	98.4	83.2	49.4	41.0	28.7	30.0
●	Promissory Notes	14.6	55.8	1.3	55.8	41.0	37.8	3.7	1.3	1.3	-	-
●	Related Parties	1.4	0.1	0.7	0.1	0.1	0.7	-	0.7	-	-	-
Long-Term Debt		927.9	2,158.8	2,875.0	2,158.8	2,209.9	2,184.5	2,966.2	2,875.0	2,661.8	2,248.4	2,251.8
●	Loans and Financings	798.4	2,002.7	2,770.4	2,002.7	2,060.2	2,040.6	2,868.7	2,770.4	2,591.1	2,178.8	2,196.8
●	Debentures	-	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1
●	Advances from Trading Co's	80.8	86.9	49.5	86.9	89.6	87.1	42.5	49.5	15.6	14.5	-
●	Promissory Notes	48.1	12.7	-	12.7	3.6	-	-	-	-	-	-
●	Related Parties	0.6	1.4	-	1.4	1.4	1.7	-	-	-	-	-
Total Debt		1,170.1	2,362.6	3,015.3	2,362.6	2,381.0	2,394.8	3,129.0	3,015.3	2,820.7	2,382.1	2,356.7
Net Debt		989.4	1,238.3	1,408.3	1,238.3	1,239.3	1,649.2	1,490.3	1,408.3	1,512.8	1,745.1	465.6
●	Net Debt excl. PESA/Debentures	799.9	863.5	1,028.3	863.5	860.3	1,267.4	1,112.1	1,028.3	1,131.4	1,354.1	71.3
Current Assets		713.9	2,013.4	2,224.7	2,013.4	2,350.1	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1	2,989.4
Current Liabilities		494.1	670.0	591.7	670.0	865.3	848.4	547.5	591.7	838.1	770.5	480.5
Shareholders' Equity		762.9	1,355.4	1,631.0	1,355.4	1,360.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9	3,331.1
Capex - Property, Plant and Equipment		268.8	1,511.4	570.7	1,511.4	1,412.3	1,225.2	789.9	570.7	455.0	526.8	2,054.8
●	Capex - Operational	122.0	208.9	475.1	208.9	243.2	302.6	354.4	475.1	557.9	612.0	742.5
EBITDA Margin		17.9%	20.9%	25.7%	20.9%	25.9%	26.9%	26.4%	25.7%	19.9%	15.7%	9.9%
●	Gross Profit Margin	29.6%	30.5%	31.2%	30.5%	34.1%	33.1%	32.5%	31.2%	24.6%	20.2%	14.4%
●	EBIT Margin	12.0%	15.2%	17.5%	15.2%	20.3%	21.6%	21.3%	17.5%	9.1%	0.7%	-7.5%
●	Net Profit Margin	0.9%	-2.6%	9.9%	-2.6%	-1.9%	2.6%	5.2%	9.9%	11.2%	8.9%	4.7%
Net Debt ÷ Shareholders' Equity
●	Net Debt %	56.5%	47.7%	46.3%	47.7%	47.7%	52.6%	48.9%	46.3%	47.9%	51.3%	12.3%
●	Shareholders' Equity %	43.5%	52.3%	53.7%	52.3%	52.3%	47.4%	51.1%	53.7%	52.1%	48.7%	87.7%
Net Debt excl. PESA ÷ Equity
●	Net Debt excl. PESA %	51.2%	38.9%	38.7%	38.9%	38.7%	46.1%	41.7%	38.7%	40.8%	44.9%	2.1%
●	Shareholders' Equity %	48.8%	61.1%	61.3%	61.1%	61.3%	53.9%	58.3%	61.3%	59.2%	55.1%	97.9%
Long-Term Payable Debt to Equity Ratio		0.9x	0.5x	0.9x	0.5x	0.5x	0.5x	1.0x	0.9x	0.8x	0.6x	0.3x
Liquidity Ratio (Current Assets ÷ Current Liabilities)		1.4x	3.0x	3.8x	3.0x	2.7x	2.7x	5.1x	3.8x	2.7x	2.4x	6.2x
Net Debt ÷ EBITDA		2.9x	2.4x	1.5x	2.4x	1.7x	1.8x	1.5x	1.5x	2.3x	3.9x	1.8x
●	Net Debt excl. PESA ÷ EBITDA	2.3x	1.7x	1.1x	1.7x	1.2x	1.4x	1.1x	1.1x	1.7x	3.0x	0.3x
●	Short-Term Net Debt ÷ EBITDA	0.7x	0.4x	0.2x	0.4x	0.2x	0.2x	0.2x	0.2x	0.2x	0.3x	0.4x
Net Debt ÷ (EBITDA - Capex)		13.7x	-1.2x	3.9x	-1.2x	-1.8x	-5.1x	8.4x	3.9x	7.8x	-23.3x	-0.3x
●	Net Debt ÷ (EBITDA - Operational Capex)	4.5x	4.0x	3.1x	4.0x	2.5x	2.7x	2.4x	3.1x	16.7x	-10.9x	-1.0x
Interest Cover (EBITDA ÷ Net Financial Exp.)		3.3x	2.1x	-5.9x	2.1x	1.8x	2.7x	3.7x	-5.9x	-1.3x	-0.7x	-0.4x
●	Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	2.1x	1.3x	-2.9x	1.3x	1.2x	1.8x	2.4x	-2.9x	-0.2x	0.3x	0.8x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)		10.3%	19.8%	-11.2%	19.8%	32.9%	20.1%	17.5%	-11.2%	-32.7%	-35.0%	-132.5%

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March, 2008 Cosan | Renewable Energy for a Better World

H. Financial Statements of Cosan Ltd. – US GAAP

Income Statement		Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In millions of U.S. dollars)		FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Net sales		644.4	1,096.6	1,679.1	348.9	425.0	462.7	463.2	328.1	301.3	328.0	376.7
(-)	Cost of goods sold	(456.6)	(796.3)	(1,191.3)	(265.8)	(263.3)	(330.5)	(338.7)	(258.7)	(288.2)	(295.5)	(343.5)
(=)	Gross profit	187.8	300.3	487.8	83.1	161.8	132.2	124.4	69.4	13.1	32.5	33.2
(-)	Selling expenses	(57.8)	(97.8)	(133.8)	(22.1)	(27.9)	(35.3)	(35.5)	(35.2)	(32.0)	(50.2)	(41.6)
(-)	General and administrative expenses	(40.0)	(72.0)	(121.1)	(23.3)	(21.9)	(24.1)	(26.5)	(48.6)	(30.1)	(24.4)	(30.2)
(=)	Operating income (loss)	90.0	130.5	232.9	37.6	112.0	72.8	62.5	(14.3)	(49.0)	(42.0)	(38.6)
	Operating margin	14.0%	11.9%	13.9%	10.8%	26.3%	15.7%	13.5%	-4.4%	-16.3%	-12.8%	-10.2%
(-)	Other income (expense):
	Financial	(39.2)	(226.6)	289.4	(1.6)	22.8	66.5	(13.4)	213.4	53.7	75.6	(131.8)
	Other	(16.4)	(5.5)	16.3	(2.6)	(1.4)	19.8	0.5	(2.6)	(0.5)	0.1	(1.4)
(=)	Income (loss) before income taxes, equity in income of affiliates and minority interest	34.5	(101.6)	538.5	33.5	133.4	159.1	49.6	196.5	4.2	33.7	(171.9)
(-)	Income taxes expense (benefit)	(14.9)	29.7	(188.8)	(10.6)	(47.4)	(52.6)	(16.6)	(72.2)	(1.7)	(8.1)	57.5
(=)	Income (loss) before equity in income of affiliates and minority interest	19.6	(71.8)	349.7	23.0	86.0	106.4	33.1	124.2	2.5	25.6	(114.3)
(±)	Equity in income of affiliates	3.4	1.6	(0.0)	0.1	0.1	0.0	0.1	(0.2)	(0.2)	(1.8)	(0.5)
(±)	Minority interest in net (income) loss of subsidiaries	(11.5)	33.1	(173.0)	(12.7)	(42.6)	(52.6)	(16.4)	(61.4)	(1.0)	(6.1)	55.2
(=)	Net income (loss)	11.6	(37.1)	176.7	10.4	43.5	53.9	16.7	62.6	1.2	17.7	(59.7)
	Margin	1.8%	-3.4%	10.5%	3.0%	10.2%	11.6%	3.6%	19.1%	0.4%	5.4%	-15.8%
●	EBITDA	107.3	258.3	263.5	62.3	105.1	86.1	60.6	11.7	24.5	34.0	66.4
	Margin	16.7%	23.6%	15.7%	17.9%	24.7%	18.6%	13.1%	3.6%	8.1%	10.4%	17.6%
●	EBIT	65.6	159.7	76.2	22.5	68.1	40.0	46.7	(78.6)	(50.8)	(49.8)	14.6
	Margin	10.2%	14.6%	4.5%	6.5%	16.0%	8.6%	10.1%	-23.9%	-16.8%	-15.2%	3.9%
●	Depreciation and amortization	41.7	98.6	187.4	39.8	37.0	46.1	13.9	90.3	75.2	83.8	51.8

Cash Flow Statement		Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In millions of U.S. dollars)		FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
●	Cash flow from operating activities:
Net income (loss) for the year/quarter		11.6	(37.1)	176.7	10.4	43.5	53.9	16.7	62.6	1.2	17.7	(59.7)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
	Depreciation and amortization	41.7	98.6	187.4	39.8	37.0	46.1	13.9	90.3	75.2	83.8	51.8
	Deferred income and social contribution taxes	(2.3)	(53.0)	150.2	(0.5)	42.4	45.8	(14.2)	76.3	(8.6)	(5.9)	(51.9)
	Interest, monetary and exchange variation	8.1	24.3	116.3	(9.4)	56.0	40.1	(4.6)	24.7	(53.1)	(44.5)	56.5
	Minority interest in net income of subsidiaries	11.5	(33.1)	173.0	12.7	42.6	52.6	16.4	61.4	1.0	6.1	(55.2)
	Others	9.8	15.9	(176.8)	5.9	3.6	(16.7)	0.5	(164.1)	5.8	6.9	(6.2)
		80.4	15.6	626.8	58.8	225.2	221.7	28.7	151.2	21.5	63.9	(64.6)
Decrease/increase in operating assets and liabilities:
	Trade accounts receivable, net	(18.5)	(35.4)	48.2	(18.1)	(8.1)	(21.2)	29.9	47.7	(16.7)	15.4	6.4
	Inventories	(20.7)	30.9	(54.1)	133.1	(222.9)	(165.5)	168.7	165.6	(147.8)	(240.5)	103.1
	Advances to suppliers	(1.9)	(10.7)	(38.7)	(8.2)	(15.9)	(3.5)	(4.7)	(14.6)	(50.9)	(1.3)	35.2
	Trade accounts payable	14.8	28.7	(43.2)	7.9	81.7	(13.5)	(70.4)	(41.1)	106.0	40.8	(100.9)
	Derivative financial instruments	(16.0)	83.5	(155.0)	(77.4)	(86.0)	(45.3)	15.1	(38.7)	33.5	9.0	127.4
	Taxes payable	(9.1)	(37.6)	(36.6)	(21.5)	2.3	(54.8)	25.4	(9.5)	(0.8)	(15.4)	13.7
	Other assets and liabilities, net	(21.2)	11.0	(63.4)	(20.6)	17.4	(59.9)	(29.0)	8.2	11.1	(25.6)	(107.9)
		(72.8)	70.4	(342.8)	(4.8)	(231.6)	(363.8)	135.0	117.6	(65.6)	(217.7)	77.1
(=)	Net cash provided by operating actitivities	7.6	86.0	284.0	54.0	(6.4)	(142.1)	163.7	268.7	(44.0)	(153.8)	12.5
●	Cash flow from investing activities:
	Restricted cash	5.1	(62.6)	47.0	68.2	59.2	0.6	(0.3)	(12.6)	(30.0)	48.9	(33.6)
	Marketable securities	9.5	(366.9)	97.0	(279.8)	62.9	135.3	23.1	(124.4)	180.8	(972.6)	(71.0)
	Acquisition of property, plant and equipment	(68.8)	(135.2)	(356.2)	(102.9)	(10.4)	(40.7)	(62.5)	(242.6)	(94.4)	(90.5)	(157.3)
	Acquisitions, net of cash acquired	(8.5)	(260.9)	(39.4)	(232.6)	-	(0.1)	0.1	(39.4)	(1.1)	(0.1)	0.0
(=)	Net cash used in investing actitivities	(62.7)	(825.5)	(251.6)	(547.1)	111.8	95.2	(39.6)	(419.0)	55.3	(1,014.3)	(261.9)
●	Cash flow from financing activities:
	Proceeds from issuance of common stock	23.3	383.1	3.2	(0.8)	-	-	3.2	-	-	1,118.4	-
	Capital increase on subsidiary from minority interest	-	-	-	-	-	-	-	-	-	-	312.7
	Dividends Paid	(0.6)	-	-	-	-	-	423.8	(423.8)	-	-	-
	Additions of long-term debts	539.0	899.3	424.6	610.3	1.5	23.8	(25.3)	424.6	-	-	-
	Payments of long-term debts	(528.1)	(556.5)	(205.0)	(141.5)	(59.2)	(36.5)	(86.9)	(22.4)	(47.1)	(213.3)	(60.4)
	Other	-	-	-	(1.0)	-	-	-	-	-	-	-
(=)	Net cash provided by financing actitivities	33.6	725.9	222.8	467.1	(57.7)	(12.7)	314.8	(21.6)	(47.1)	905.1	252.3
	Effect of exchange rate changes on cash and cash equivalents	12.8	29.6	32.1	27.8	4.0	5.1	(5.6)	28.7	27.0	32.2	3.6
(=)	Net increase (decrease) in cash and cash equivalents	(8.8)	16.1	287.3	1.7	51.8	(54.5)	433.3	(143.2)	(8.8)	(230.7)	6.4
(+)	Cash and cash equivalents at beginning of year	21.9	13.2	29.2	27.5	29.2	81.0	26.5	459.7	316.5	307.7	77.0
(=)	Cash and cash equivalents at end of year	13.2	29.2	316.5	29.2	81.0	26.5	459.7	316.5	307.7	77.0	83.4

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March, 2008 Cosan | Renewable Energy for a Better World

Balance Sheet	Apr'05	Apr'06	Apr'07	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08
(In millions of U.S. dollars)	FY'05	FY'06	FY'07	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08
Assets
Current assets:
Cash and cash equivalents	13.2	29.2	316.5	29.2	81.0	26.5	459.7	316.5	307.7	77.0	83.4
Restricted cash	0.4	63.0	17.7	63.0	1.2	1.5	2.4	17.7	49.2	1.8	35.2
Marketable securities	2.0	368.8	281.9	368.8	291.1	161.3	142.9	281.9	124.5	1,131.6	1,188.5
Trade accounts receivable, net	45.2	101.8	55.2	101.8	106.7	129.4	99.8	55.2	74.6	61.4	59.8
Inventories	122.2	187.2	247.5	187.2	402.6	569.9	403.8	247.5	415.9	677.0	571.2
Advances to suppliers	34.7	63.5	104.0	63.5	76.9	81.3	86.6	104.0	163.5	173.4	137.1
Deferred income taxes	12.8	74.8	-	74.8	37.6	19.0	61.5	-	-	-	-
Other current assets	62.2	72.0	116.8	72.0	84.6	98.5	93.3	116.8	93.5	90.6	57.3
	292.6	960.3	1,139.5	960.3	1,081.8	1,087.5	1,350.0	1,139.5	1,228.9	2,212.8	2,132.6
Noncurrent assets:
Property, plant and equipment, net	401.8	1,008.1	1,194.1	1,008.1	941.2	952.4	1,009.2	1,194.1	1,311.0	1,405.1	1,514.3
Goodwill	166.6	497.9	491.9	497.9	473.5	476.4	475.3	491.9	527.7	562.7	626.3
Intangible assets, net	30.3	98.9	94.0	98.9	93.2	92.8	91.8	94.0	99.7	105.2	102.0
Accounts Receivable from Federal Government	-	-	156.5	-	-	-	-	156.5	169.6	190.0	192.7
Other non-current assets	68.9	126.6	177.5	126.6	123.0	118.0	130.4	177.5	192.3	209.0	237.9
	667.7	1,731.4	2,113.9	1,731.4	1,630.9	1,639.6	1,706.7	2,113.9	2,300.3	2,472.0	2,673.3
(=) Total assets	960.2	2,691.8	3,253.4	2,691.8	2,712.7	2,727.0	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9
Liabilities and shareholders' equity
Current liabilities:
Trade accounts payable	33.6	96.6	55.9	96.6	174.4	162.4	92.8	55.9	166.6	212.0	110.5
Advances from customers	74.2	37.9	24.3	37.9	25.3	45.9	39.1	24.3	21.9	16.4	17.0
Taxes payable	31.3	40.0	57.5	40.0	49.7	45.7	49.0	57.5	64.8	51.7	47.1
Salaries payable	10.8	23.8	31.1	23.8	35.5	42.9	17.7	31.1	47.9	63.8	29.2
Current portion of long-term debt	7.6	46.6	36.1	46.6	46.3	41.9	31.9	36.1	51.8	44.0	27.9
Derivative financial instruments	34.4	133.4	9.8	133.4	44.0	22.7	15.5	9.8	15.0	26.8	102.3
Dividends payable	-	-	37.3	-	-	-	-	37.3	40.4	-	-
Other liabilities	15.9	18.9	22.2	18.9	32.6	33.4	15.6	22.2	10.2	7.3	7.8
	207.8	397.1	274.2	397.1	407.8	395.0	261.7	274.2	418.5	422.0	342.0
Long-term liabilities:
Long-term debt	314.7	941.7	1,342.5	941.7	933.0	931.7	1,330.4	1,342.5	1,357.2	1,226.2	1,226.5
Estimated liability for legal proceedings and labor claims	101.7	462.2	379.2	462.2	433.4	348.3	357.0	379.2	417.8	459.8	442.0
Taxes payable	71.5	152.4	106.9	152.4	141.9	107.0	105.1	106.9	115.7	130.5	127.7
Advances from customers	31.9	41.6	24.3	41.6	41.2	40.7	20.0	24.3	8.3	8.3	-
Deferred income taxes	17.9	81.6	141.6	81.6	83.2	106.5	143.7	141.6	142.2	144.7	85.9
Other long-term liabilities	23.8	33.1	47.5	33.1	23.9	29.5	28.4	47.5	50.3	51.0	72.8
	561.6	1,712.7	2,042.0	1,712.7	1,656.6	1,563.8	1,984.6	2,042.0	2,091.5	2,020.4	1,954.9
Minority interest in consolidated subsidiaries	93.7	287.6	463.6	287.6	320.5	379.8	400.6	463.6	504.0	550.0	873.4
Shareholders' equity:
Common stock	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	2.1	2.1
Additional paid-in capital	144.4	349.2	354.0	349.2	326.8	387.5	408.8	354.0	514.2	1,473.3	1,471.0
Accumulated other comprehensive income	(14.2)	19.8	36.7	19.8	-	-	-	36.7	-	116.0	121.3
Retained earnings (losses)	(34.0)	(75.8)	81.9	(75.8)	-	-	-	81.9	-	100.9	41.2
Total shareholders' equity	97.1	294.2	473.6	294.2	327.8	388.5	409.8	473.6	515.2	1,692.2	1,635.6
(=) Total liabilities and shareholders' equity	960.2	2,691.8	3,253.4	2,691.8	2,712.7	2,727.0	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9

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Cosan Limited

Unaudited Condensed Consolidated Financial Statements

for the nine-month periods ended January 31, 2008 and 2007

COSAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

ERNST & YOUNG

Condomínio São Luiz
Av. Pres. Juscelino Kubitschek nº 1830
Torre I - 8º Andar - Itaim Bibi
04543-900 - São Paulo, SP, Brasil

Tel.: (5511) 2112-5200
Fax: (5511) 2112-5700
www.ey.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cosan Limited

We have reviewed the condensed consolidated balance sheet of Cosan Limited (successor Company to Cosan S.A. Industria e Comércio in a transaction among companies under common control) and subsidiaries as of January 31, 2008, the related condensed consolidated statements of income and cash flows for the nine-month periods ended January 31, 2008 and 2007 and the condensed consolidated statement of shareholders' equity for the nine-month period ended January 31, 2008. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan Limited (successor Company to Cosan S.A. Industria e Comércio in a transaction among companies under common control) and subsidiaries as of April 30, 2007, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended not presented herein and in our report dated May 31, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of April 30, 2007, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil
March 7, 2008

ERNST & YOUNG
Auditores Independentes S.S.
CRC2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

COSAN LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
January 31, 2008 and April 30, 2007
(In thousands of U.S. dollars, except share data)

	(Unaudited) January 31, 2008	April 30, 2007
Assets
Current assets:
Cash and cash equivalents	83,412	316,542
Restricted cash	35,206	17,672
Marketable securities	1,188,494	281,879
Trade accounts receivable, less allowances: January, 31, 2008 – 3,113; April 30, 2007 – 4,013	59,846	55,206
Inventories	571,204	247,480
Advances to suppliers	137,130	103,961
Deferred income taxes	47,909	-
Other current assets	57,265	116,763
	2,180,466	1,139,503

Property, plant and equipment, net	1,514,286	1,194,050
Goodwill	626,344	491,857
Intangible assets, net	102,016	93,973
Accounts receivable from Federal Government	192,713	156,526
Other non-current assets	237,938	177,461
	2,673,297	2,113,867

Total assets	4,853,763	3,253,370

	(Unaudited) January 31, 2008	April 30, 2007
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	110,523	55,938
Advances from customers	17,014	24,275
Taxes payable	47,139	57,543
Salaries payable	29,232	31,109
Current portion of long-term debt	27,875	36,076
Derivative financial instruments	102,332	9,779
Dividends payable	-	37,261
Other liabilities	7,838	22,238
	341,953	274,219
Long-term liabilities:
Long-term debt	1,226,478	1,342,496
Estimated liability for legal proceedings and labor claims	441,969	379,191
Taxes payable	150,115	106,897
Advances from customers	-	24,333
Deferred income taxes	133,792	141,587
Other long-term liabilities	50,413	47,485
	2,002,767	2,041,989

Minority interest in consolidated subsidiaries	873,419	463,551

Shareholders’ equity
Common stock class A, $.01 par value, 1,000,000,000 shares authorized; 111,678,000 shares issued and outstanding	1,117	-
Common stock class B1, $.01 par value, 96,332,044 shares authorized, issued and outstanding	963	963
Common stock class B2, $.01 par value, 92,554,316 shares authorized; no shares issued	-	-
Additional paid-in capital	1,471,039	354,022
Accumulated other comprehensive income	121,288	36,696
Retained earnings	41,217	81,930
Total shareholders’ equity	1,635,624	473,611
Total liabilities and shareholders' equity	4,853,763	3,253,370

See accompanying notes to condensed consolidated financial statements.

COSAN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Nine-month periods ended January 31, 2008 and 2007
(In thousands of U.S. dollars, except share data)
(Unaudited)

	Nine months
	ended January 31,
	2008	2007
		(restated)
Net sales	1,005,932	1,350,901
Cost of goods sold	(927,170)	(932,509)
Gross profit	78,762	418,392
Selling expenses	(123,714)	(98,648)
General and administrative expenses	(84,658)	(72,517)
Operating income (loss)	(129,610)	247,227

Other income (expense):
Financial income	188,245	315,802
Financial expenses	(190,771)	(239,845)
Other	(1,849)	18,909

Income (loss) before income taxes, equity in income (loss) of affiliates and minority interest	(133,985)	342,093

Income taxes	47,711	(116,587)

Income (loss) before equity in income (loss) of affiliates and minority interest	(86,274)	225,506
Equity in income (loss) of affiliates	(2,551)	210
Minority interest in (net income) loss of subsidiaries	48,112	(111,618)
Net income (loss)	(40,713)	114,098

Earnings (losses) per share:
Basic and Diluted	(0.25)	1.18

Weighted average number of shares outstanding:
Basic and Diluted	163,250,273	97,039,181

See accompanying notes to condensed consolidated financial statements.

COSAN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Nine-month period ended January 31, 2008
(In thousands of U.S. dollars, except share data)
(Unaudited)

	Class A Common number	Class A Common amount	Class B Common number	Class B Common amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
Balance at May 1, 2007	-	-	1,000	-	-	-	-	-

Contribution of 51% of Cosan S.A. equity	-	-	96,331,044	963	354,872	76,159	81,930	513,924
Issuance of common shares class A for cash	100,000,000	1,000	-	-	994,814	-	-	995,814
Issuance of common shares class A for cash	11,678,000	117	-	-	122,502	-	-	122,619
Stock compensation	-	-	-	-	2,139			2,139
Dilution upon exercise of Cosan S.A. stock options					(3,288)			(3,288)
Net income	-	-	-	-			(40,713)	(40,713)
Currency translation adjustment	-	-	-	-		45,129		45,129
Total comprehensive income								4,416

Balances at January 31, 2008	111,678,000	1,117	96,332,044	963	1,471,039	121,288	41,217	1,635,624

See accompanying notes to condensed consolidated financial statements.

COSAN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine-month periods ended January 31, 2008 and 2007
(In thousands of U.S. dollars)
(Unaudited)

	Nine months
	Ended January 31,
	2008	2007
Cash flow from operating activities		(restated)
Net income (loss)	(40,713)	114,098
Adjustments to reconcile net income (loss) to cash provided (used in) by operating activities
Depreciation and amortization	210,766	97,051
Deferred income and social contribution taxes	(66,432)	73,938
Interest, monetary and exchange variation	(41,142)	91,583
Minority interest in net income (loss) of subsidiaries	(48,112)	111,618
Others	6,499	(12,674)
Decrease (increase) in operating assets and liabilities
Trade accounts receivable, net	5,135	533
Inventories	(285,258)	(219,736)
Advances to suppliers	(17,010)	(24,122)
Trade accounts payable	45,891	(2,118)
Derivative financial instruments	169,938	(116,292)
Taxes payable	(2,481)	(27,106)
Other assets and liabilities, net	(122,399)	(71,565)
Net cash provided by (used in) operating activities	(185,318)	15,208
Cash flows from investing activities
Restricted cash	(14,787)	59,594
Marketable securities	(862,803)	221,428
Acquisition of property, plant and equipment	(342,113)	(113,651)
Others	(1,200)	-
Net cash provided by (used in) investing activities	(1,220,903)	167,371
Cash flows from financing activities
Proceeds from issuance of common stock	1,118,433	3,201
Capital increase on subsidiary from minority interest	312,673	-
Additions of long-term debt	-	423,803
Payments of long-term debt	(320,836)	(182,555)
Net cash provided by financing activities	1,110,270	244,449
Effect of exchange rate changes on cash and
cash equivalents	62,821	3,487
Net increase (decrease) in cash and cash equivalents	(233,130)	430,515
Cash and cash equivalents at beginning of period	316,542	29,215
Cash and cash equivalents at end of period	83,412	459,730

See accompanying notes to condensed consolidated financial statements.

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations and Purpose

Cosan Limited (“Cosan” or the “Company”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its incorporation, Cosan Limited issued 1,000 shares of common stock for US$10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”).

The companies included in the unaudited consolidated interim financial statements have as their primary activity the production of ethanol and sugar. They are constantly pursuing opportunities to capitalize on the growing demand for ethanol and sugar in the world. They are focused on increasing production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions.

On August 1, 2007, Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool, controlling shareholders of Cosan S.A. and both indirectly controlled by Mr. Rubens Ometto Silveira Mello, the controlling shareholder, contributed their common shares of Cosan S.A. to Cosan in exchange for 96,332,044 of our class B1 common shares. The common shares contributed to the Company by Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool consisted of 96,332,044 common shares of Cosan, representing 51.0% of Cosan S.A. outstanding common shares. As a result of this operation Cosan Ltd. became the controlling shareholder of Cosan S.A.

This is a transaction among companies under common control. The transferred equity interests of Cosan S.A. have been recognized at the carrying amounts in the accounts of Cosan Limited at the date of transfer. The financial statements of Cosan Limited for the nine-month period ended January 31, 2008 reflect the results of operations of the entities as though the transfer of equity occurred at the beginning of the period. Additionally, the financial statements for the nine-month period ended January 31, 2007 have been restated to reflect the combination of entities under common control to furnish comparative information. Earnings per share has been computed assuming that the shares issued in connection with the formation of Cosan Limited, and the shares of Cosan S.A. contributed into Cosan Limited have been outstanding from the beginning of the periods.

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations and Purpose--Continued

At an Extraordinary General Meeting held by Cosan S.A. on December 5, 2007, the shareholders approved the issuance of 82,700,000 common shares at an issue price of R$21.00 (US$11.93) per share which resulted in a capital increase of R$1,736,700 thousand, (US$978,228). The non-controlling shareholders contributed only 64.1% of their subscription rights which represented 26,092.604 shares valued at R$547,945 thousand (US$309,333). Cosan subscribed for the remainder of the shares, 56,607,396, valued at R$1,188,755 thousand (US$668,895). Cosan had expressed its intention to subscribe the entire remainder of capital increase at the time the Extraordinary General Meeting was held, capitalizing at Cosan S.A. a portion of the funds raised from the Company’s initial public offering of its shares on August 17, 2007.

Based on the above, holdings of the non-controlling shareholders have been diluted and the Company increased its proportionate interest of Cosan S.A. from 50.75% to 56.11%. The transaction has been accounted for using the purchase method. The preliminary purchase price allocation based on the estimated fair value of assets acquired and liabilities assumed has resulted in goodwill of US$73,760.

Shareholders’ equity as April 30, 2007 has been stated as follows:

	Class B Common stock number	Class B Common stock amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
As stated
Cosan Limited	1,000	-	-	-	-	-
Cosan S.A. Indústria e Comércio	-	535,105	160,944	71,953	160,648	928,650
Contribution of 51% of Cosan S.A. equity as of April 30, 2007	96,331,044	272,904	82,081	36,696	81,930	473,611
Reclassification from common stock	-	(271,941)	271,941	-	-	-
As restated	96,332,044	963	354,022	36,696	81,930	473,611

On August 17, 2007, the Company concluded its global offering of 111,678,000 class A common shares which resulted in gross proceeds in the amount of U$1,171,027. As a result of the global offering, Cosan’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (Bovespa) by BDR (Brazilian Depositary Receipts).

The costs directly attributable to the offering were charged against the gross proceeds of the offering in a total amount of US$52,594. Therefore the net proceeds related to the IPO totaled US$1,118,433.

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements

a.  Basis of Reporting for Interim Financial Statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the nine-month period ended January 31, 2008, are not necessarily indicative of the results that may be expected for the year ending April 30, 2008.

The unaudited condensed consolidated financial statements include the accounts of Cosan Limited and its subsidiaries. All significant intercompany transactions have been eliminated.

The accounts of Cosan are maintained in U.S. Dollars and the accounts of its subsidiaries are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” using the real as the functional currency.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.7603=US$ 1.00 at January 31, 2008 and R$2.0339=US$1.00 at April 30, 2007.

b.   Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements--Continued

c.  Recently issued accounting standards

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) which amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement is effective for Cosan as of May 1, 2009. As this statement was recently issued, Cosan is evaluating the impact on its consolidated financial statements and related disclosures.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”) which replaces FASB Statement No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for Cosan as of May 1, 2009.  This Statement will only impact Cosan’s financial statements in the event of a business combination on or after May 1, 2009.

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements--Continued

c.  Recently issued accounting standards--Continued

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115” (“SFAS 159”), which expands the use of fair value measurement by permitting entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. This statement is required to be adopted by Cosan as of May 1, 2008. Cosan does not believe the adoption of SFAS 159 will have a material effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB also issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but instead is intended to eliminate inconsistencies with respect to this topic found in various other accounting pronouncements. This Statement is effective for Cosan as of May 1, 2008. Cosan does not believe the adoption of SFAS 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

3.	Cash and Cash Equivalents

	January 31, 2008	April 30, 2007
Local currency
Cash and bank accounts	67,068	16,208
Foreign currency
Cash and bank accounts	16,344	300,334
	83,412	316,542

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

4.	Marketable Securities

	January 31, 2008	April 30, 2007
Investment funds	431,514	-
Bank Deposits Certificate	756,974	281,873
Other	6	6
	1,188,494	281,879

The investment funds balance consists of fixed income investments expressed in U.S. dollars with international prime banks, remunerated at an average rate of 5.2% p.a. and available for prompt redemption.

5.	Derivative Financial Instruments

Cosan S.A. has entered into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variation in the international market and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan S.A. recognizes all derivatives on the balance sheet at fair value.

There are no derivative instruments designated as hedges.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	January 31, 2008	April 30, 2007	January 31, 2008	April 30, 2007
Commodities derivatives
Future contracts:
Purchase commitments	222	-	27	-
Sell commitments	455,561	247,882	(63,262)	47,427
Options:
Purchased	-	58,587	-	4,502
Written	136,746	-	(26,836)	-

Foreign exchange derivatives
Forward contracts:
Sale commitments	481,808	153,824	12,712	13,274
Swap agreements	324,206	328,419	(12,234)	(9,779)
Total assets			12,739	65,203
Total liabilities			(102,332)	(9,779)

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

5.	Derivative Financial Instruments--Continued

Where quoted market prices were not available, fair values were based on estimates using discounted cash flows or other valuation techniques. Asset figures are classified as other current assets.

6.	Inventories

	January 31, 2008	April 30, 2007
Finished goods:
Sugar	182,397	5,730
Ethanol	173,641	8,731
Others	2,122	1,681
	358,160	16,142
Annual maintenance cost of growing crops	147,702	183,157
Others	65,342	48,181
	571,204	247,480

The increase in the finished goods balances is due to quantity increases in sugar and ethanol from the 2007-2008 harvest period, which will be sold during the inter-harvest period (from January to April).

7.	Long-term Debt

Long-term debt is summarized as follows:

	Financial charges
	Index	Average annual interest rate	January 31, 2008	April 30, 2007
Resolution 2471 (PESA)	IGP-M	3.95%	250,866	196,545
	Corn price variation	12.50%	412	685
Senior notes due 2009	US Dollar	9.0%	34,418	200,000
Senior notes due 2017	US Dollar	7.0%	399,922	407,311
IFC	US Dollar	7.44%	56,972	67,677
Perpetual notes	US Dollar	8.25%	458,839	459,035
Others	Various	Various	52,924	47,319
			1,254,353	1,378,572
Current portion			(27,875)	(36,076)
Long-term debt			1,226,478	1,342,496

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

7.	Long-term Debt--Continued

Long-term debt has the following scheduled maturities:

January 31,
2010	47,688
2011	7,632
2012	38,705
2013	10,408
2014	1,353
2015	1,353
2016 and thereafter	1,119,339
Total	1,226,478

Senior notes due 2009

The senior notes are listed on the Luxembourg Stock Exchange, mature in November 2009 and bear interest at a rate of 9% per annum, payable semi-annually in May and November as from May 1, 2005. Guarantees have been provided by Cosan S.A.’s indirect subsidiary, Usina da Barra.

On October 25, 2007, Cosan S.A. advanced payment of part of the debt thus reducing debt principal by US$164,192, of which US$3,301 was paid on November 8, 2007. In this operation there was advance settlement of interest and payment of bonus in the total amount of US$17,294, which was recorded in Financial expenses account.

Senior notes due 2017

On January 26, 2007, the indirect wholly-owned subsidiary Cosan Finance Limited issued US$400 million of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in February 2017 and bear interest at a rate of 7% per annum, payable semi-annually. Guarantees have been provided by the subsidiary, Usina da Barra.

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

7.	Long-term Debt--Continued

Perpetual notes

On January 24 and February 10, 2006, Cosan S.A. issued perpetual notes. The perpetual notes are listed in the Luxembourg Stock Exchange - EURO MTF and are subject to interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006.  These notes may, at the discretion of Cosan S.A., be redeemed as from February 15, 2011 on any interest payment date. Perpetual notes are guaranteed by Cosan S.A. and by Usina da Barra.

Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program. PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (CTNs) in an effort to restructure their agricultural debt.  The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs.  Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to repay our PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan S.A. as of January 31, 2008 and April 30, 2007 amounted to US$105,633 and US$82,205 respectively, and are classified as other non-current assets.

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

7.	Long-term Debt--Continued

Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA--Continued

Cosan’s subsidiaries are subject to certain restrictive covenants related to limitation on transactions with shareholders and affiliated companies; and limitation on payment of dividends and other payments affecting subsidiaries.

8.	Estimated Liability for Legal Proceedings and Labor Claims

	January 31, 2008	April 30, 2007
Tax contingencies	386,138	329,493
Civil and labor contingencies	55,831	49,698
	441,969	379,191

Cosan´s subsidiaries are parties in various ongoing labor claims, civil and tax proceedings arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under the caption other non-current assets have been made for some of these suits amounting to US$26,579 (US$21,274 on April 30, 2007). Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending of legal resolution certain legal proceedings.

Tax contingencies refer, substantially, to suits filed by Cosan and its subsidiaries, relating to several aspects of the legislation ruling PIS, Cofins, contributions to the extinct IAA - Sugar and Ethanol Institute, and the Federal VAT (IPI), as well as tax delinquency notices related to ICMS and contributions to the INSS.

The major tax contingencies as of January 31, 2008 are related to Excise tax - IPI credit premium in the amount of US$150,700, Value added tax - ICMS in the amount of US$25,225, IAA tax contribution in the amount of US$44,789, and Social Contributions in the amount of US$71,269.

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

8.	Estimated Liability for Legal Proceedings and Labor Claims--Continued

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. These claims are broken down as follows:

	January 31, 2008	April 30, 2007
Tax assessment – Withholding Income Tax	87,162	73,037
IPI Premium Credit resulting from Regulatory Ruling No. 67/98	84,740	70,860
ICMS - State value added tax	41,163	28,964
IAA – Sugar and Ethanol Institute	26,706	23,706
IPI – Federal value-added tax	41,999	31,921
Others	35,482	18,574
	317,252	247,062

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government’s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations for the year ended April 30, 2007. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined. The Company is expecting a final decision relative to the payment terms within three years, which is expected to be in the form of public debt, to be received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers’ fees in the amount of US$18,783 relating to this suit were recorded in general and administrative expenses in the statements of operations for the year ended April 30, 2007. At January 31, 2008, the updated amounts are US$192,713 and US$23,126, respectively.

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

9.	Income Taxes

As mentioned in note 1, the Company is an exempted company located in Bermuda. Nevertheless, the Company’s subsidiaries located in Brazil file income tax returns in the Brazilian federal jurisdiction. These subsidiaries are no longer subject to Brazilian federal income tax examinations by tax authorities for years before December 31, 2002. Additionally, the Cosan S.A. has not been under a Brazilian Internal Revenue Service (IRS) income tax examination for 2003 through 2007.

Effective May 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. Also, FIN 48 excludes income taxes from the scope of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

Prior to the adoption of FIN 48, the Company recognized tax benefits of uncertain tax positions only if it was probable that the positions would be sustained. There was no retained earnings impact upon adoption of FIN 48 as no additional tax position met the recognition threshold under FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2007	21,824
Accrued interest on unrecognized tax benefit	597
Settlements	(22)
Balance at January 31, 2008	22,399

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

10.	Share-based Compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan S.A’s officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan S.A.’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan S.A. On September 22, 2005, the board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan related to 3.50% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% may be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

According to the market value on the date of issuance, the exercise price is US$3.47 per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan S.A. The options for each 25% have a five-year period to be exercised.

On September 11, 2007, the board of directors approved additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan S.A. related to 0.4% of the share capital at September 22, 2005. The remaining 1.35% may still be distributed.

The exercised options will be settled only through issuance of new common shares or treasury stock that Cosan S.A. may have in each date.

The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. with no cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

10.	Share-based Compensation--Continued

The fair value of stock-based awards was estimated using a binominal model with the following assumptions for the nine-month period ended January 31, 2008:

	Awards granted on September 22, 2005	Awards granted on September 11, 2007
Grant price – US$	3.47	3.47
Expected life (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted-average fair value at grant date – US$	7.02	10.33

As of January 31, 2008 the amount of US$15,377 related to the unrecognized stock option compensation cost is expected to be recognized in 2.5 years. Cosan S.A. currently has no shares in treasury.

On November 19, 2007 and on December 11, 2007 the holders of stock options exercised 922,947 and 38,725 options, respectively. As of January 31, 2008 there were 2,373,341 options outstanding with a weighted-average exercise price of US$3.47.

11.	Other Comprehensive Income

The table below presents accumulated other comprehensive income for the nine month periods ended January 31:

	Nine months ended January 31,
	2008	2007
Net income (loss)	(40,713)	114,098
Currency translation adjustment	45,129	(2,478)
Total comprehensive income	4,416	111,620

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12.	Segment Information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has three segments: Sugar, Ethanol and others group. The operations of these segments are based solely in Brazil.

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sell these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance information generated from the statutory accounting records from the subsidiaries.

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar an ethanol are the same.

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12.	Segment Information--Continued

Measurement of segment profit or loss and segment assets

Cosan evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan is adjusted EBIT (earnings before interests and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	January 31,
	2008	2007
Net sales — Brazilian GAAP:
Sugar	542,721	846,005
Ethanol	379,389	422,509
Others	81,715	79,183
Total	1,003,825	1,347,697

Reconciling item to U.S. GAAP
Sugar	2,107	3,204
Ethanol	-	-
Others	-	-
Total	2,107	3,204

Total net sales	1,005,932	1,350,901

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12.	Segment Information--Continued

Measurement of segment profit or loss and segment assets--Continued

	January 31,
	2008	2007
Segment operating income - Brazilian GAAP
Sugar	(124,722)	124,746
Ethanol	(87,187)	62,301
Others	(18,779)	11,676

Operating income (loss) under Brazilian GAAP	(230,688)	198,723

Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	27,673	32,096
Ethanol	19,345	15,460
Others	4,166	2,987
	51,184	50,543
Other adjustments
Sugar	27,937	(87)
Ethanol	18,066	(1,644)
Others	3,891	(308)
	49,894	(2,039)

Total sugar	(69,113)	156,755

Total ethanol	(49,776)	76,117

Total others	(10,721)	14,355

Operating income (loss) under U.S. GAAP	(129,610)	247,227

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12.	Segment Information--Continued

Sales to principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the nine-month periods ended January 31, as a percentage of our total sales of sugar:

Market	Customer	2008	2007
International	Sucres et Denrées	19.7%	34.2%
	S.A. Fluxo	15.2%	15.6%
	Tate & Lyle International	14.8%	6.4%
	Cane International Corporation	12.2%	2.7%
	Coimex Trading Ltd	8.0%	11.7%

Domestic	Atacadão Distr. Com. Ind. Ltda.	10.0%	8.3%
	Minascucar S/A	4.1%	1.3%
	Companhia Brasileira de Distribuição	4.1%	9.9%
	Ajinomoto Biolatina Ind. Com. Ltda.	3.7%	2.3%
	Nova América S/A - Agroenergia	3.4%	5.1%

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the nine-month periods ended January 31, as a percentage of our total sales of ethanol:

Market	Customer	2008	2007
International	Vertical UK LLP	51.1%	44.7%
	Vitol Inc.	15.6%	-
	Noble Americas Corporation	7.8%	-
	Kolmar Petrochemical AG	-	23.4%

Domestic	Shell Brasil Ltda	26.1%	29.3%
	Euro Petróleo do Brasil Ltda.	18.6%	0.1%
	Tux Distribuidora de Combustíveis Ltda.	8.1%	3.6%
	Cia. Brasileira de Petróleo Ipiranga	9.3%	3.7%
	Manancial Distribuidora de Petróleo Ltda	-	14.4%
	Petrobrás Distribuidora S.A.	7.8%	9.9%
	Flag Distribuidora de Petróleo Ltda	-	7.6%

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

13.	Subsequent Event

On February 14, 2008, subsidiary Usina da Barra S.A. Açúcar e Álcool concluded the acquisition of 100% of the units of interest of Benálcool Açúcar e Álcool and Benagri Agrícola Ltda., both of them located in Araçatuba region – São Paulo State, increasing the Company’s crushing capacity by more 1.3 million tons sugar cane by US$60,730 cash.

Cosan S.A. Indústria e Comércio and parent company Cosan Limited announced the Share Acquisition Voluntary Public Offering (OPA) aimed to acquire up to 100% of the common shares of Cosan S.A. held by non-controlling shareholders by means of a swap of its Class A shares depositary receipts (BDRs), for Class A Shares, or for Class B Shares, series 2, issued by Cosan Limited. This plan was approved by the Brazilian Securities and Exchange Commission – CVM and the US Securities and Exchange Commission – SEC on February 27, 2008 and March 4, 2008, respectively.

The OPA qualification period is from March 6 through April 4, 2008, according to the OPA Bidding Publication issued on March 6, 2008.

All details about the offering are described in the prospectus filed with the regulatory bodies.